As filed with the Securities and Exchange Commission on April 4, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

V. I. TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-3238476
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John R. Barr

President

V. I. Technologies, Inc.

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

William T. Whelan, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective, and from time to time thereafter as warrants to purchase common stock are exercised.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $.01 par value per share	14,717,497	$3.05	$44,888,366	$5,283.36

(1)	Consists of 9,999,998 issued shares of common stock and 4,717,499 shares of common stock issuable upon the exercise of warrants. Includes warrants to purchase up to 217,500 shares of common stock issued to SG Cowen & Co., LLC and Legg Mason Wood Walker, Inc., the Registrant’s placement agents in the private offering, as partial placement fee. Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also registers such number of additional shares of common stock to be issued in connection with exercise of the warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices for the common stock of V. I. Technologies, Inc. on March 31, 2005, as reported by the Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 4, 2005

PROSPECTUS

V. I. TECHNOLOGIES, INC.

14,717,497 SHARES OF COMMON STOCK

We sold our common stock and warrants to purchase our common stock for an aggregate purchase price of $20.0 million in a private placement which closed on March 11, 2005. This prospectus relates to the resale from time to time of up to a total of 14,717,497 shares of our common stock by the selling stockholders described in the section entitled “Selling Stockholders” on page 19 of this prospectus.

The selling stockholders will receive all of the proceeds from the disposition of the shares or interests therein and will pay all underwriting discounts and selling commissions relating thereto. We have agreed to pay the legal, accounting, printing and other expenses related to the registration of the shares.

Our common stock is listed on The Nasdaq National Market under the symbol “VITXD.” On April 1, 2005, the last reported sale price of our common stock was $2.93 per share. Our principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472, and our telephone number is 617-926-1551.

You should consider carefully the risks that we have described in “ Risk Factors” beginning on page 7 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS                     , 2005

ABOUT THIS PROSPECTUS

You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Certain Documents by Reference” on page 28. You should rely only on the information provided in this prospectus or documents incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

In this prospectus, we refer to V. I. Technologies, Inc. as “VITEX.”

OUR BUSINESS

The following is only a summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” beginning on page 7.

Overview

We are a development stage company involved in the discovery and development of the next generation of anti-infective products, focusing on small molecule, antiviral drugs for the treatment of Human Immunodeficiency Virus (HIV) infection and other major virus diseases. We concentrate exclusively on diseases with large markets, where there is a clear unmet need for more effective therapies. A major commercial advantage of the HIV market is the rapid clinical development and approval process for new drugs. The total time from initiation of clinical trials to market may be as little as four years, shorter than for many other disease indications. Our focus on small molecule antiviral compounds is the result of our recently completed merger with Panacos Pharmaceuticals, Inc., a development stage company dedicated to discovering and developing antiviral products based on novel targets in the viral life cycle.

The most urgent need in HIV therapy today is for new treatments that are effective against drug resistant strains of the virus. Drug resistance is a growing problem that occurs when an individual is treated with currently available drugs for an extended period, resulting in the emergence of virus strains that are no longer susceptible to those drugs. Recent studies have found that more than 50% of HIV-infected patients on antiretroviral therapy harbor drug-resistant virus. Furthermore, drug resistant viruses are increasingly being found in newly-infected patients prior to initiating treatment, suggesting that drug resistant strains are also contributing to the spread of the disease.

By targeting different points in the virus life cycle than approved drugs, we believe that our drug candidates can overcome the problem of resistance to current therapies. We are focusing our attention on orally bioavailable, small molecule drugs in two new classes: Maturation Inhibitors and Fusion Inhibitors.

Our scientists recently identified Maturation Inhibition as a new target for antiviral intervention. Maturation occurs at the end of a virus life cycle as HIV buds from an infected cell. It involves the processing of a key viral protein called capsid, which is required for the viral core to assemble correctly, thereby allowing the virus to become infectious. Our lead compound, PA-457, is the first in a new class of drugs called Maturation Inhibitors that are designed to block this process so that, following treatment, virus particles are defective and non-infectious.

The U.S. Food and Drug Administration has granted Fast Track Designation for PA-457, available for drugs designed to treat a serious or life-threatening condition with an unmet medical need. Developers of Fast Tracked products have greater access to FDA resources as well as eligibility for rolling NDA submissions. In addition, Fast Track designation may enable priority FDA review and accelerated approval.

Our second drug discovery target is the initial step in the virus life cycle, virus fusion to a human cell. Our scientists have developed proprietary fusion drug screening technology and have used this successfully to identify novel HIV fusion inhibitors. These compounds are currently being optimized to generate a drug candidate for clinical testing.

Prior to the merger with Panacos Pharmaceuticals, Inc., the INACTINE ™ Pathogen Reduction system for red blood cells (the “INACTINE™ system”) was the Company’s principal development stage program. The INACTINE ™ system is designed to inactivate a wide range of viruses, bacteria and lymphocytes from red blood cells and to remove soluble prion proteins with the goal of diminishing risk of transmission of pathogens in transfused blood.

In November 2004, we suspended enrollment in our Phase III surgical, or acute, study for our lead product candidate, the INACTINE™ red cell system, following identification of an immune response to INACTINE-treated red cells in one patient in the study during ongoing immunologic testing of subjects enrolled in the trial. The suspension in enrollment means that both the Phase III trial of INACTINE™ for acute indications and the Phase III trial of INACTINE™ for chronic indications, described in more detail below, have been halted, in the case of the chronic trial, following a clinical hold by the FDA. Although no clinical consequences of the immune response are apparent based on review of available data, additional patients will not be enrolled in the acute trial pending full evaluation. We have notified the FDA that we have suspended enrollment in the study and that we intend to continue discussions with the FDA regarding the conditions, if any, under which the trial might be continued while we are completing our review of all relevant data. We intend to conduct these discussions as part of an ongoing dialogue with the FDA regarding conditions for licensure of the INACTINE™ system.

Our Phase III chronic study of INACTINE™ red cells was placed on clinical hold by the FDA due to the availability of insufficient safety information, and was subsequently halted by us following a review by an independent data safety monitoring committee, or DSMC, in November 2003. The halting of the study by us was due to antibody formation in sickle cell anemia patients receiving repeat transfusions of INACTINE™ treated red cells. The Phase III trial of INACTINE for chronic indications was designed to be conducted in two sequential parts, Part A and Part B. The purpose of Part A was to allow assessment of the safety of INACTINE™ -treated red cells in the patient population under study prior to proceeding to Part B. Enrollment in the chronic trial was stopped prior to initiation of Part B on the recommendation in November 2003 of the DSMC, which was charged with reviewing the data from Part A of the study, following the FDA’s clinical hold on the trial due to availability of insufficient safety information.

Prior to the suspension of the surgical trial, the FDA had expressed concerns regarding the licensing of the current INACTINE™ system for an acute indication in light of the presence of antibodies observed in the chronic trial, and has requested justification from us for pursuit of an acute-only indication in the context of these findings. The FDA has also indicated that a control system with respect to an acute-only indication would be required to ensure that patients who have previously received red cells treated by the current INACTINE™ system do not receive INACTINE™ red cells in subsequent hospitalizations. We have met with the FDA and presented proposals on supplemental clinical trials. However, the FDA has indicated that it will require the review of additional data, including the results of the Phase III trial for INACTINE™ in acute indications, before fully responding to our proposals for additional clinical trials. The occurrence of an immune response in the acute trial and the decision to suspend enrollment in it will require us to formulate and present to the FDA a regulatory plan for approval of INACTINE that takes into account all findings to date, which is likely to significantly delay determination of any acceptable regulatory pathway. The FDA has indicated that any such regulatory plan for the acute-only indication must address the development of a control system, as described above. In addition, we believe that modifications to the current INACTINE™ process that are designed to reduce the likelihood of an immunologic response to treated red cells will also be required. At this time, we cannot determine the length of time required for us to develop such a regulatory plan, nor can we estimate the length of time required by the FDA to approve such a plan, or whether such a plan will be approved at all. Enrollment in the acute trial will continue to be suspended until such time as a regulatory plan is approved by the FDA and implemented by us, if ever. We have begun preclinical testing on the modifications to the current INACTINE™ process that are designed to reduce the likelihood of an immunologic response to treated red cells. However, this work is early and preliminary and no assurance can be given that we will be able to develop a control system that will be technically feasible, approved by the FDA, and economically viable, or that the modifications to the current INACTINE™ process will succeed in reducing the likelihood of an immunologic response. Prior to the suspension of enrollment in the acute study, the FDA also directed us to implement additional patient safety monitoring procedures in the Phase III acute trial. We implemented these procedures and, until accrual into the trial was suspended, were periodically updating the FDA on the trial data. While we believe that the steps taken addressed the FDA recommendations prior to suspending enrollment in the acute trial, further steps could be required by the FDA. We also received from the FDA a written request for further information relating to an August 2004 amendment to our IND. The amendment included responses to questions raised by the FDA relating to procedures for patient safety monitoring used in the Phase III chronic study, which had been placed on clinical hold by the FDA due to the availability of insufficient safety information, and subsequently halted by us following a DSMC review. We have responded to the FDA’s request.

With the Phase III trial for INACTINE™ in chronic indications halted by us, following the clinical hold by the FDA and the subsequent review by the DSMC, and enrollment suspended in the Phase III trial for INACTINE in acute indications, our ongoing development plan for INACTINE™ for chronic, acute or other indications is highly uncertain. We cannot ensure that the acute trial will resume or complete enrollment in a timely manner. The exact nature, timing and estimated costs of the efforts necessary to bring to market the product resulting from our pathogen inactivation research and development projects involve a number of key variables which are either unpredictable or outside our control, including whether the likelihood of an immune response to INACTINE™ treated red cells can be adequately reduced, whether, and under what circumstances, the FDA will agree with a plan by us to proceed with clinical trials, the enrollment rates and results of the Phase III clinical trial, should it be continued, the extent of further studies which could be required for filing a Biologics License Application with the FDA, the length of the FDA and foreign regulatory approval processes, the success of our fundraising efforts, our ability to establish and maintain relationships with marketing partners and strategic collaborators, and the timing of commencement of commercialization of our product. Inability to satisfy one or more of these conditions, or to do so in a commercially acceptable manner, may render continued development of the INACTINE™ system infeasible.

We fund our operations primarily through sale of common stock, partner collaborations, research and development grants and debt. Our current cash burn rate following the recent restructuring of operations and the closing of our merger with Panacos Pharmaceuticals, Inc., described below, is approximately $2.6 million per month. Cash reserves of about $21.0 million as of March 23, 2005 should be sufficient to fund operations into the fourth quarter of 2005.

On June 2, 2004, we entered into an Agreement and Plan of Merger with Panacos Pharmaceuticals, Inc. The merger agreement was amended on November 5, 2004, November 28, 2004, December 8, 2004 and February 14, 2005. Under the merger agreement, as amended, we issued 227,000,000 (22,747,553, as adjusted for our recent reverse stock split) shares of our common stock at the closing on March 11, 2005. Immediately following the closing of the merger, former Panacos shareholders owned approximately 80.6% of the combined company, before the effect of the shares issued in the financing described below. Prior to the merger, Panacos’ principal business involved the discovery and development of small molecule, orally available drugs for the treatment of HIV and other major human viral diseases. Panacos’ proprietary discovery technologies focus on novel targets in the virus life cycle, including virus fusion and virus maturation, the first and last steps of viral infection. Prior to the merger, Panacos had initiated Phase II clinical testing of PA-457, the first in a new class of oral HIV drugs that inhibit virus maturation, a new drug target discovered by Panacos.

On December 9, 2004, we entered into a Securities Purchase Agreement with a group of investors, including an existing investor in us and Panacos, Ampersand Ventures, and an existing investor in Panacos, A.M. Pappas & Associates, LLC, and several other Panacos investors. The closing of the financing occurred on March 11, 2005. Upon the closing of the financing, VITEX issued 100,000,000 (9,999,998, as adjusted for our recent reverse stock split) shares of its common stock, at a per share price of $0.20 ($2.00 as adjusted for our recent reverse stock split), and warrants to purchase 47,175,000 (4,717,499, as adjusted for our recent reverse stock split) shares of its common stock to the investors in the financing. The shares issued in the financing represented 26% of the outstanding shares, after giving effect to the closing of the merger. On March 28, 2005, the SEC declared effective a registration statement for the offering of our common stock with a maximum value of $5.5 million through the distribution of subscription rights to our stockholders. Under the terms of the rights offering, our stockholders of record as of March 9, 2005 received 0.8 subscription rights for each share of common stock they owned, thereby entitling them to purchase a maximum of 2,750,000 shares of our common stock at an exercise price of $2.00 per share. The rights offering will continue until April 29, 2005, unless extended by us in our sole discretion. Under the terms of the Securities Purchase Agreement, our stockholders Ampersand and A.M. Pappas and Associates, LLC are contractually obligated to refrain from exercising their subscription rights in the rights offering.

At the close of business on March 14, 2005, we effected a 1-for-10 reverse split of our common stock, and shares began trading on a post-split basis on March 15, 2005.

On December 10, 2004, we announced that we had implemented a restructuring to reduce expenses. The restructuring was intended to allow us to conserve cash until the completion of the merger with Panacos. The restructuring included an immediate reduction in our research and development workforce by approximately 40%. We recorded a charge of $0.1 million to research and development in the fourth quarter of 2004 in connection with the restructuring. Each employee subject to severance as part of the restructuring received severance pay equal to one month’s salary in the fourth quarter of 2004.

We were organized under the laws of the State of Delaware in December 1992. Our principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472, and our telephone number is (617) 926-1551. Our website address is www.vitechnologies.com. The contents of our website are not part of this prospectus.

INACTINE™ is a trademark of V.I. Technologies, Inc.

Legal Proceedings

We entered into a lease in 2002 for 16,500 square feet of space near Boston, Massachusetts intended for use as a processing site for INACTINE™-treated red blood cells. In 2003 we concluded that this second site was not required and took steps to terminate our obligations under the lease, which would expire in 2008. In the fourth quarter of 2004, the landlord of that space filed a complaint in Middlesex Superior Court of the Commonwealth of Massachusetts against us seeking damages of not less than $531,905, plus attorneys’ fees, representing a claim for damages relating to re-rental of the facility at a lower rental rate plus associated costs. While we have received some explanation concerning the landlord’s calculation of damages, including some written documentation, certain damages calculations remain unexplained and/or unsupported by written documentation. We are presently pursuing the landlord for supporting documentation for such calculations, which we continue to dispute. However, based on the information provided, namely the landlord’s affidavits, the trial court issued an order preventing us from using up to $300,000 of our assets except in the ordinary course of business, and further has allowed an attachment of $250,000 of our funds as security for a potential future judgment in the landlord’s favor. We are vigorously defending against this claim. We currently believe we have sufficient reserves to cover our estimated exposure related to this contingency.

In February 2005, we were served with a complaint filed in the United States District Court for the Eastern District of New York by a former employee of the Melville plant, which was divested to Precision Pharma Services, Inc., or Precision, in August 2001. The complaint alleges that we and Ampersand Ventures underpaid overtime pay to this employee while he was employed at the Melville plant. We have filed a motion to dismiss the claim and, based on a review of the employee’s payroll records, believe that any overtime pay due to this employee would be less than $1,000.

In February 2005, we were served with a second complaint by another employee of the Melville, New York plant. This suit, to which Precision Pharma Services is also a party, has been filed in the Supreme Court of the State of New York, County of Suffolk. The suit is a class action in which the lead plaintiff, representing the class, claims that we underpaid overtime due to employees of the processing plant. The complaint alleges an amount in excess of $125,000 in unpaid overtime pay plus the costs of the action and reasonable attorney’s fees due from the two defendants. We have also filed a motion to dismiss this complaint. We are in the process of analyzing employee payroll records for the period in question, which, based on the statute of limitations, we believe to be from February 1999 to August, 2001, and we intend to contest the claim vigorously. We currently believe we have sufficient reserves to cover our estimated exposure related to this contingency.

Except as described above, we are not currently a party to any material pending legal proceedings.

RISK FACTORS

The following factors should be considered carefully in evaluating whether to purchase shares of VITEX common stock. These factors should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein. See “Where You Can Find More Information” on Page 27.

RISKS RELATING TO VITEX AND PANACOS AS A COMBINED COMPANY

The ability of VITEX and Panacos to successfully integrate their businesses following their merger is uncertain.

After the merger, VITEX and Panacos, each of which previously operated independently, plan to integrate their operations. The integration will require efforts from each company, including the coordination of their general and administrative functions. For example, integration of administrative functions includes coordinating employee benefits, payroll, financial reporting, purchasing and disclosure functions. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. Diversion of management attention could result in delays in clinical programs. The combination of VITEX’s and Panacos’ organizations may result in greater competition for resources and elimination of research and development programs that might otherwise be successfully completed. VITEX management may have their attention diverted while trying to integrate the two companies, one of which is located in Watertown, Massachusetts and one of which is located in Gaithersburg, Maryland. Such diversion of management’s attention or difficulties in the transition process could have an adverse impact on VITEX. VITEX had approximately 23 employees and Panacos had approximately 21 employees at the time the merger closed. Virtually all of the employees in the merged company work at either the Watertown facility or the Gaithersburg facility. The majority of VITEX personnel are scientists, clinical and regulatory professionals, engineers and individuals who process blood for experimental and clinical uses. Prior to the merger, Panacos was principally engaged in the development of innovative drugs to treat HIV and other serious viral diseases. The Panacos workforce consisted largely of scientists, clinical and regulatory professionals. The companies share a focus in innovative anti-infective technologies including extensive knowledge of how to kill or inactivate viruses and other agents such as bacteria that can cause disease in humans. The management team of the combined company has experience in attracting and retaining the technical personnel that will represent the majority of employees in the combined company. However, no assurance can be given that the combined company will succeed in its efforts to integrate the VITEX and Panacos operations successfully. The transition period is expected to be largely complete within three months following the closing of the merger.

Failure to integrate the companies’ operations successfully could result in delays in the companies’ clinical trial programs.

VITEX and Panacos merged with the expectation that the merger will result in beneficial synergies, including:

•	improved ability to raise new capital through access to new classes of investors focused on public companies engaged in anti-infective drug development;

•	shared expertise in developing innovative anti-infective technologies and the potential for technology collaboration;

•	a broader pipeline of products;

•	greater ability to attract commercial partners;

•	larger combined commercial opportunities; and

•	a broader portfolio of patents and trademarks.

Achieving these anticipated synergies and the potential benefits underlying the two companies’ reasons for the merger will depend on a number of factors, some of which include:

•	retention of scientific staff;

•	significant litigation, if any, adverse to Panacos and VITEX, including, particularly, product liability litigation and patent and trademark litigation; and

•	the ability of the combined company to continue development of VITEX and Panacos product candidates.

Patent litigation is costly, highly uncertain and can require a significant amount of management time and the time of key technical staff to prosecute or defend. An adverse patent ruling could affect our ability to successfully develop a product and affect the return on investment with the earlier introduction of competitive products should patent protection be ruled invalid or unenforceable. Litigation associated with a clinical trial could adversely affect the progress of the trial, consume significant resources in defending the claim and negatively affect the successful commercialization of the product. The consideration paid in the merger is based on the expectation of continued clinical and commercial development of the combined company’s products, and the associated protection provided by related intellectual property rights. In addition, significant litigation could impact the ability of the merged company to raise capital to fund the clinical development programs due to the associated cost and uncertainty.

Even if the two companies are able to integrate their operations, there can be no assurance that these anticipated synergies will be achieved. The failure to achieve such synergies could have a material adverse effect on the business, results of operations and financial condition of the combined company.

VITEX and Panacos historically incurred operating losses and these losses will continue after the merger.

VITEX and Panacos each historically incurred substantial operating losses due to their research and development activities and expect these losses to continue after the merger for the foreseeable future. As of December 31, 2004, VITEX and Panacos had an accumulated deficit of approximately $169.3 million and $25.1 million, respectively. VITEX’s fiscal year 2002, 2003 and 2004 net losses were $20.0 million, $22.4 million, and $18.2 million, respectively. Panacos’ fiscal year 2002, 2003 and 2004 net losses were $4.5 million, $4.5 million, and $12.0 million, respectively. VITEX’s fiscal year 2002, 2003 and 2004 operating losses were $20.4 million, $22.1 million, and $18.1 million, respectively. Panacos’ fiscal year 2002, 2003 and 2004 operating losses were $4.5 million, $4.3 million and $12.0 million, respectively. The combined company currently expects to continue research and development activities. After the merger, the combined company will expend significant amounts on the research and development programs previously undertaken by Panacos, including those relating to PA-457. The INACTINE™ red blood cell Phase III clinical trial program for acute indications, though enrollment is currently suspended, and the PA-457 clinical trial program are being conducted in various geographic locations, and clinical studies may occur in other geographic markets. In addition, prior to the end of 2005, PA-457 is expected to progress to late stage Phase II trials. In parallel to the clinical development activities, the combined company would increase expenditures for pre-commercial activities, such as planning for, and preliminary investments in, the scale-up of manufacturing of the drug, and marketing and distribution of the drug both in the United States and internationally. The combined company also plans to evaluate marketing partnerships for distribution as well as to fund a portion of the late stage clinical development of the drug. These activities will take time and expense, both to identify the best partners and reach agreement on terms, and to negotiate and sign definitive agreements. We will actively seek new financing from time to time to provide financial support for new activities. However, at this time we are not able to assess the probability of success in our fundraising efforts or the terms, if any, under which we may secure financial support from strategic partners. It is expected that we will continue to incur operating losses for the foreseeable future.

The combined company will need additional capital in the future, but its access to such capital is uncertain.

VITEX’s current resources are insufficient to fund all of the combined company’s commercialization efforts. As of March 30, 2005, VITEX had cash on hand of approximately $20.0 million. As described elsewhere in this prospectus, we recently closed on $20 million in financing. After its recent restructuring, VITEX was consuming approximately $1.0 million in cash per month. Following the merger, including Panacos’ cash spending rate of approximately $1.6 million in cash per month, the combined company expects to spend approximately $2.6 million in cash per month. We believe that our cash resources prior to the rights offering described below are adequate to meet our requirements into the fourth quarter of 2005. On March 28, 2005, the SEC declared effective a registration statement for the offering of our common stock with a maximum value of $5.5 million through the distribution of subscription rights to our stockholders. Under the terms of the rights offering, our stockholders of record as of March 9, 2005 received 0.8 subscription rights for each share of common stock they owned, thereby entitling them to purchase a maximum of 2,750,000 shares of our common stock at an exercise price of $2.00 per share. The rights offering will continue until April 29, 2005, unless extended by us in our sole discretion. If the rights offering is fully subscribed and we receive $5.5 million in financing, our cash resources will be adequate to meet our requirements into the first quarter of 2006. Our capital needs beyond the first quarter of 2006 will depend on many factors, including our research and development activities, the scope of our clinical trial program, the timing of regulatory approval for our products under development and the successful commercialization of our products. Our needs may also depend on the magnitude and scope of these activities, the progress and the level of success in our clinical trials, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of collaboration and licensing arrangements and the cost of manufacturing scale-up and development of marketing activities, if undertaken by the combined company. Other than the recently completed financing described in this prospectus, we do not have committed external sources of funding. If adequate funds are not available, the combined company may be required to:

•	delay, reduce the scope of or eliminate one or more of its development programs;

•	obtain funds through arrangements with collaboration partners or others that may require it to relinquish rights to technologies, product candidates or products that it would otherwise seek to develop or commercialize itself;

•	license rights to technologies, product candidates or products on terms that are less favorable to it than might otherwise be available; or

•	seek a buyer for all or a portion of its business, or wind down its operations and liquidate its assets.

If we raise additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

VITEX’s ability to continue as a going concern is dependent on future financing.

KPMG LLP, independent registered public accounting firm, has included an explanatory paragraph in their report on VITEX’s consolidated financial statements for the fiscal year ended December 31, 2004, which highlights that current cash balances are insufficient to support operations until the end of 2005, thereby raising substantial doubt about VITEX’s ability to continue as a going concern. Ernst & Young LLP, Panacos’ independent registered public accounting firm, has included a similar explanatory paragraph in their report on Panacos’ financial statements for the year ended December 31, 2004. The inclusion of a going concern explanatory paragraph in KPMG LLP’s report on the consolidated financial statements of VITEX and in Ernst & Young LLP’s report on the financial statements of Panacos could have a detrimental effect on VITEX’s stock price, the rights offering and ability to raise additional capital.

VITEX’s consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. VITEX has not made any adjustments to the consolidated financial statements as a result of the outcome of the uncertainty described above.

The success of the combined company will depend on the products and systems which it is and will be developing, including the INACTINE™ system, but may be unable to commercialize due to numerous factors, including regulatory requirements on both the combined company and its customers.

The success of the combined company’s business will depend on its successful development and commercialization of its products and systems, including products based on the INACTINE™ system. Successful commercialization of the combined company’s products and systems under development depends, in significant part, on its ability to:

•	complete their development in a timely fashion;

•	demonstrate their safety and efficacy in clinical trials;

•	obtain and maintain patents or other proprietary protections;

•	obtain required regulatory approvals;

•	implement efficient, commercial-scale manufacturing processes;

•	obtain approval for reimbursement under health care systems; and

•	establish and maintain development, sales, marketing, and distribution collaborations.

VITEX’s pathogen inactivation system for red blood cells is currently the only product being developed by VITEX, and together with Panacos’ product candidate PA-457, are the only two clinical stage products of the combined company. The INACTINE™ system is under development and has not been approved by the Food and Drug Administration for marketing in the United States or by regulatory authorities in other countries. The process of obtaining regulatory approvals is generally lengthy, expensive and uncertain. Satisfaction of pre-market approval or other regulatory requirements of the FDA, or similar requirements of non-United States regulatory agencies, typically takes several years, depending upon the type, complexity, novelty and intended purpose of the product. The regulatory process includes pre-clinical (animal) studies and clinical (human) trials of each product to establish its safety and efficacy. During fiscal years 2004, 2003 and 2002, VITEX spent approximately $13.3 million, $18.5 million and $20.4 million on research and development, respectively. During fiscal years 2004, 2003 and 2002, Panacos spent approximately $11.2 million, $4.5 million and $4.4 million on research and development, respectively.

The combined company must provide the FDA and foreign regulatory authorities with pre-clinical and clinical data that demonstrate its products are safe and effective before they can be approved for commercial sale. In November 2004, VITEX suspended enrollment in its Phase III surgical, or acute, study for its lead product candidate, the INACTINE™ red cell system, following identification of an immune response to INACTINE-treated red cells in one patient in the study during ongoing immunologic testing of subjects enrolled in the trial. This suspension in enrollment means that both the Phase III trial of INACTINE™ for actual indications and the Phase III trial of INACTINE™ for chronic indications, described in more detail below, have been halted, in the case of the chronic trial, following a clinical hold by the FDA. Although no clinical consequences of the immune response were apparent based on review of available data, additional patients will not be enrolled in the trial pending full evaluation. VITEX has notified the FDA that it has voluntarily suspended enrollment in the study and it intends to continue discussions with the FDA regarding the conditions, if any, under which the trial might be continued while VITEX is completing its review of all relevant data. VITEX intends to conduct these discussions as part of an ongoing dialogue with the FDA regarding conditions for licensure of the INACTINE™ system.

VITEX’s Phase III chronic study of INACTINE™ red cells was placed on clinical hold by the FDA due to the availability of insufficient safety information, and was subsequently halted by VITEX following a review by an independent safety data monitoring committee, or DSMC, in November 2003. The halting of the study by VITEX was due to antibody formation in sickle cell anemia patients receiving repeat transfusions of INACTINE™ treated red cells. The Phase III trial of INACTINE™ for chronic indications was designed to be conducted in two sequential parts, Part A and Part B. The purpose of Part A was to allow assessment of the safety of INACTINE™-treated red cells in the patient population under study prior to proceeding to Part B. Enrollment in the chronic trial was stopped prior to initiation of Part B on the recommendation in November 2003 of the DSMC, which was charged with reviewing the data from Part A of the study, following the FDA’s clinical hold on the trial due to availability of insufficient safety information.

Prior to the suspension of the surgical trial, the FDA had expressed concerns regarding the licensing of the current INACTINE™ system for an acute indication in light of the presence of antibodies observed in the chronic trial, and had requested justification from VITEX for pursuit of an acute-only indication in the context of these findings. The FDA had also indicated that a control system with respect to an acute-only indication would be required to ensure that patients who have previously received red cells treated by the current INACTINE™ system do not receive INACTINE™ red cells in subsequent hospitalizations. VITEX has met with the FDA and presented proposals on supplemental clinical trials. However, the FDA has indicated that it will require the review of additional data, including the results of the Phase III trial for INACTINE™ in acute indications, before fully responding to VITEX’s proposals for additional clinical trials. The occurrence of an immune response in the acute trial and the decision to suspend enrollment in it will require VITEX to formulate and present to the FDA a regulatory plan for approval of INACTINE™ that takes into account all findings to date, which is likely to significantly delay determination of any acceptable regulatory pathway. The FDA has indicated that any such regulatory plan for the acute-only indication must address the development of a control system, as described above. In addition, VITEX believes that modifications to the current INACTINE™ process that are designed to reduce the likelihood of an immunologic response to treated red cells will also be required. At this time, VITEX cannot determine the length of time required for it to develop such a regulatory plan, nor can VITEX estimate the length of time required for the FDA to approve such a plan, or whether such a plan will be approved at all. Enrollment in the acute trial will continue to be suspended until such time as a regulatory plan is approved by the FDA and implemented by VITEX, if ever. VITEX has begun preclinical testing on the modifications to the current INACTINE™ process that are designed to reduce the likelihood of an immunologic response to treated red cells. However, this work is early and preliminary and no assurance can be given that VITEX will be able to develop an INACTINE™ process that will be technically feasible, approved by the FDA, and economically viable, or that the modifications to the current INACTINE™ process will succeed in reducing the likelihood of an immunologic response. Prior to the suspension of enrollment in the acute study, the FDA also directed VITEX to implement additional patient safety monitoring procedures in the now-suspended Phase III acute trial. VITEX implemented these procedures and, until accrual into the trial was suspended, was periodically updating the FDA on the trial data. While VITEX believes that the steps taken addressed the FDA recommendations prior to suspension of enrollment in the acute trial, further steps could be required by the FDA. VITEX also received from the FDA a written request for further information relating to an August 2004 amendment to its IND. The amendment included responses to questions raised by the FDA relating to procedures for patient safety monitoring used in the Phase III chronic study, which had been placed on clinical hold by the FDA due to the availability of insufficient safety information, and subsequently halted by VITEX following a DSMC review. VITEX has responded to the FDA’s request and is awaiting further communications from the agency on this matter.

With the Phase III trial for INACTINE™ in chronic indications halted by VITEX, following the clinical hold by the FDA and the subsequent review by the DSMC, and enrollment suspended in the Phase III trial for INACTINE in acute indications, VITEX’s ongoing development plan for INACTINE™ for chronic, acute or other indications is highly uncertain. VITEX cannot ensure that the acute trial will resume or complete enrollment in a timely manner, if ever. The exact nature, timing and estimated costs of the efforts necessary to bring to market the product resulting from VITEX’s pathogen inactivation research and development projects involve a number of key variables which are either unpredictable or outside VITEX’s control, including whether the likelihood of an immune response to INACTINE™ treated red cells can be adequately reduced, whether, and under what circumstances, the FDA will agree with a plan by VITEX to proceed with clinical trials, the enrollment rates and results of the Phase III clinical trial, should it be continued, the extent of further studies which could be required for filing a Biologics License Application with the FDA, the length of the FDA and foreign regulatory approval processes, the success of VITEX’s fundraising efforts, its ability to establish and maintain relationships with marketing partners and strategic collaborators, and the timing of commencement of commercialization of its product. Inability to satisfy one or more of these conditions, or to do so in a commercially acceptable manner, may render continued development of the INACTINE™ system infeasible.

Delays in the combined company’s clinical testing or approval from government authorities will increase its product development costs and may impair its ability to commercialize its products and allow competitors to bring products to market before the combined company does. VITEX’s clinical development plan for cellular products, including INACTINE™, assumes that only data from laboratory studies, not from human clinical trials, will be required to demonstrate efficacy in reducing pathogens and that clinical trials for these products will instead focus on demonstrating therapeutic efficacy, safety and tolerability of treated blood components. Although VITEX has held discussions with the FDA concerning the proposed clinical plan for these products, this plan of demonstrating safety and efficacy may not ultimately be acceptable to the FDA or the FDA may reconsider any decision that this clinical plan is appropriate.

Even if the combined company’s products receive approval for commercial sale, their manufacture, storage, marketing and distribution are and will be subject to extensive and continuing regulation in the United States by the federal government, especially the FDA, and state and local governments. The failure to comply with these regulatory requirements could result in enforcement action, including, without limitation, withdrawal of approval, which would harm the combined company’s business. Later discovery of problems with the combined company’s products may result in additional restrictions on the product, including withdrawal of the product from the market. Regulatory authorities may also require post-marketing testing, which can involve significant expenses. Additionally, governments may impose new regulations, which could further delay or preclude regulatory approval of the combined company’s products or result in significantly increased compliance costs.

In similar fashion to the FDA, foreign regulatory authorities require demonstration of product quality, safety and efficacy prior to granting authorization for product registration which allows for distribution of the product for commercial sale. International organizations, such as the World Health Organization, and foreign government agencies including those for the Americas, Middle East, Europe, and Asia and the Pacific, have laws, regulations and guidelines for reporting and evaluating the data on safety, quality and efficacy of new drug products. Although most of these laws, regulations and guidelines are very similar, each of the individual nations reviews all of the information available on the new drug product and makes an independent determination for product registration.

In addition to the regulatory requirements applicable to the combined company and its products and systems, there are regulatory requirements applicable to our prospective customers for the INACTINE™ system, which are the blood banks that process and distribute both blood and blood products. Blood banks, such as the American Red Cross and the New York Blood Center, will be required to obtain approved license supplements from the FDA before using products processed with VITEX pathogen reduction systems. FDA delays in approving these supplements may deter some blood centers from using VITEX products. In addition, blood centers that do submit supplements may face disapproval or delays in approval that could in turn cause further delay or deter them from using VITEX products.

The success of the combined company will also depend on the products and systems under development by the former Panacos, including PA-457, and we cannot assure you that the efforts to commercialize PA-457, which still in early-stage clinical trials, will succeed.

Together with the INACTINE™ system, PA-457, formerly developed by Panacos, is the only clinical stage product candidate being developed by the combined company.

PA-457 and the other compounds are still in early stage clinical trials and involve a high degree of development, technical, regulatory and other risks. The results from pre-clinical studies and early clinical trials conducted by Panacos do not ensure that results obtained in later stage clinical studies of PA-457 will be satisfactory to the FDA or foreign regulatory authorities. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Completion of clinical trials may also be delayed by slower than anticipated patient enrollment, negative or inconclusive clinical results or other adverse circumstances occurring during the clinical trials. Therefore, the combined company cannot ensure that clinical trials will demonstrate sufficient safety and efficacy to obtain required marketing approvals on a timely basis, if at all.

Positive results from preclinical studies or early clinical trials should not be relied upon as evidence that later or larger-scale clinical trials will succeed. Initial clinical trials of PA-457 have been conducted only in small numbers of patients that may not fully represent the diversity present in larger populations infected with HIV or the results of long-term drug administration, and thus the limited results Panacos obtained may not predict results from more prolonged studies in larger numbers of patients drawn from more diverse populations. These initial trials are not designed to assess the long-term efficacy of PA-457. We will be required to demonstrate through larger-scale clinical trials that these product candidates are safe and effective for use in a diverse population before it can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. If PA-457 or any other product candidate fails to demonstrate sufficient safety and efficacy in any clinical trial, the combined company would experience potentially significant delays in, or be required to abandon, development of that product candidate. If the combined company delays or abandons its development efforts related to PA-457, it may not be able to generate sufficient revenues to become profitable, and its reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause the stock price to decrease significantly.

If the combined company fails to establish relationships with strategic collaborators and distributors, it may be unable to market its products.

The combined company intends to enlist strategic collaborators for sales, marketing and distribution support and for financial support in the development of our products. The combined company will require marketing and distribution partners for the commercialization of its products. If the combined company fails to develop new strategic partnerships for these purposes, the failure could delay or possibly inhibit the commercialization of its products.

For example, in order to effectively market its products outside the United States, the combined company may need to secure foreign marketing partners who have a strong presence in such foreign markets. Securing new corporate collaborators is a time-consuming process, and we cannot guarantee that the negotiations with new collaborators will yield positive results. Even if we find additional corporate collaborators to assist in the commercialization of existing or new product candidates, the terms of the arrangements may not be favorable or acceptable to the combined company.

A small number of customers will determine market acceptance of some of the combined company’s products.

A defined number of blood collection services will dominate any market for the INACTINE™ system. In the United States, the American Red Cross and the America’s Blood Centers collect and distribute the vast majority of the nation’s supply of blood and blood components. Major U.S. blood centers include the New York Blood Center and the United Blood Services, which together distribute approximately 9 percent of the nation’s supply of blood and blood components. In Europe and Japan, various national blood transfusion services or Red Cross organizations collect, store and distribute virtually all of their respective nations’ blood and blood components supply. Failure to properly market, price or sell our products to any of these large customers could significantly diminish the combined company’s potential product revenue.

VITEX relies on a limited number of suppliers to manufacture its inactivation compound and other components of its INACTINE™ system for red cells.

VITEX’s INACTINE™ system uses a small molecule compound known as PEN110 to inactivate pathogens. VITEX has a contract with one manufacturer for PEN110 and will seek to qualify additional manufacturers to produce this compound to meet its anticipated commercialization requirements. If any of these additional manufacturers, which have not yet been identified, or its existing manufacturer cannot produce and deliver this compound in the required quantities, to the required standards, or in a timely manner, the combined company may face delays in the commercialization of the INACTINE™ system before it is able to identify alternate or additional manufacturers to meet these requirements.

The procedure for inactivating pathogens using the INACTINE™ system requires the use of an automated INACTINE™ system to deliver the compound into the red cell unit and a cell washing system to remove PEN110, plasma proteins and other impurities. VITEX worked with an engineering firm to develop the automated delivery system which is now being qualified for use in its clinical trials. This system and related system disposables could be manufactured by several suppliers and VITEX has not yet entered commercial supply agreements.

VITEX is currently using a cell washing system manufactured by Haemonetics, which it exclusively licenses from Haemonetics pursuant to a development and manufacturing agreement. When and if VITEX’s INACTINE™ system is commercialized, Haemonetics will provide contract manufacturing services for the cell washing equipment and associated disposables. If Haemonetics fails to deliver an adequate supply of the cell washing systems and disposables, the combined company would be required to identify other third-party manufacturers.

The combined company may not be able to identify manufacturers for the delivery system and disposables or to replace Haemonetics for the wash system and disposables on a timely basis or enter into contracts with such manufacturers on reasonable terms, if at all. Any delay in the availability of these systems and disposables could delay commercialization and subsequent sales of the INACTINE™ system. Furthermore, the inclusion of delivery and cell washing systems by new manufacturers could require the combined company to seek new approvals from governmental regulatory authorities, which could result in delays in product delivery. The combined company may not be able to receive any such required regulatory approvals.

If the combined company does not successfully distinguish and commercialize its technology, it may be unable to compete successfully or to generate revenue significant to sustain its operations.

The biotechnology industry, including the fields of transfusion medicine, therapeutic use of blood products, and therapeutic products to treat HIV and serious infections, is highly competitive and subject to significant and rapid technological change. Accordingly, the combined company’s success will depend, in part, on its ability to respond quickly to such change through the development and introduction of new products and systems.

Many of the combined company’s competitors or potential competitors have substantially greater financial and other resources than VITEX has and may also have for the viral inactivation of red cells, greater experience in conducting pre-clinical studies, clinical trials and other regulatory approval procedures as well as in marketing their products. Major competitors in the market for HIV drugs include large, publicly-traded pharmaceutical companies, such as GlaxoSmithKline, Bristol Myers Squibb, Pfizer, Roche, Johnson & Johnson, and Gilead, development stage public companies, such as Incyte and Vertex, and private development stage companies, such as Pharmasset. Major competitors in the market for pathogen inactivation systems include Baxter Healthcare, Gambro CBT, and Cerus. If the combined company or its corporate partners commence commercial product sales, the combined company or its corporate partners will be competing against companies with greater marketing and manufacturing capabilities.

The combined company’s ability to compete successfully against currently existing and future alternatives to its product candidates and systems, and competitors who compete directly with it in the pathogen reduction industry will depend, in part, on its ability to:

•	attract and retain skilled scientific and research personnel;

•	develop technologically superior products;

•	develop competitively priced products;

•	obtain patent or other required regulatory approvals for the combined company’s products;

•	be early entrants to the market; and

•	manufacture, market and sell its products, independently or through collaborations.

Third-party reimbursement policies may adversely affect the combined company’s ability to commercialize and sell its products and services.

The combined company’s ability to successfully commercialize its products depends in part on the extent to which appropriate levels of reimbursement for its products and related treatments are obtained from government authorities, private health insurers, third party payers, and other organizations, such as managed care organizations, or MCOs. Any failure by doctors, hospitals and other users of the combined company’s products or systems to obtain appropriate levels of reimbursement could adversely affect the combined company’s ability to sell these products and systems.

Federal legislation, enacted in December 2003, has altered the way in which physician-administered drug programs covered by Medicare are reimbursed, generally leading to lower reimbursement levels. The new legislation has also added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, the U.S. Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. On the other hand, the drug benefit may increase the volume of pharmaceutical drug purchases, offsetting at least in part these potential price discounts. While the new law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit de facto price controls on prescription drugs. In addition, the law triggers, for congressional consideration, cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include limitations on prescription drug prices. This legislation could adversely impact the combined company’s ability to commercialize any of its products successfully.

Significant uncertainty exists about the reimbursement status of newly approved medical products and services. Reimbursement in the United States or foreign countries may not be available for any of the combined company’s products, reimbursement granted may not be maintained, and limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of, the combined company’s products. VITEX anticipates that the combined company will need to work with a variety of organizations to lobby government agencies for improved reimbursement policies for its products. However, VITEX cannot guarantee that such lobbying efforts will take place or that they will ultimately be successful.

If the combined company is unable to protect its intellectual property, it may not be able to operate its business profitably.

The combined company’s success will depend on its ability to develop proprietary products and technologies, to obtain and maintain patents, to protect trade secrets, and to prevent others from infringing on its proprietary rights. The combined company has exclusive patents, licenses to patents or patent applications covering critical components of its technologies, including certain jointly owned patents. We also seek to protect our proprietary technology and processes, in part, by confidentiality agreements with its employees and certain contractors. Patents, pending patent applications and licensed technologies may not afford adequate protection against competitors, and any pending patent applications now or hereafter filed by or licensed to us may not result in patents being issued. In addition, certain of the combined company’s technology relies on patented inventions developed using university resources. Universities may have certain rights, as defined by law or applicable agreements, in such patents, and may choose to exercise such rights. Under the terms of a license agreement with the University of North Carolina, we are an exclusive licensee to certain technology, including patents and patent applications, that relate to certain of our product candidates, including PA-457. This license agreement imposes various commercialization, sublicensing, royalty and other obligations on us. If we fail to comply with these and other requirements, our license could convert from exclusive to non-exclusive or terminate entirely. Currently, we are in compliance with the terms of the license agreement, and we do not have any reason to believe that the license may be terminated. We cannot be certain that their confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that their trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that employees, consultants or contractors of the combined company use intellectual property owned by others, disputes may arise as to the rights related to or resulting from the know-how and inventions. In addition, the laws of certain non-U.S. countries do not protect intellectual property rights to the same extent as do the laws of the United States. Medical technology patents involve complex legal and factual questions and, therefore, the combined company cannot predict with certainty their enforceability.

The combined company is a party to various license agreements that give it exclusive rights to use specified technologies applicable to research, development and commercialization of its products, including PA-457. The agreements pursuant to which such technology is used permit the licensors to terminate agreements in the event that certain conditions are not met. If these conditions are not met and the agreements are terminated, the combined company’s product development, research and commercialization efforts may be altered or delayed.

Patents or patent applications, if issued, may be challenged, invalidated or circumvented, or may not provide protection or competitive advantages against competitors with similar technology. Furthermore, competitors of the combined company may obtain patent protection or other intellectual property rights for technology similar to the combined company’s that could limit its ability to use its technology or commercialize products that it may develop.

Litigation may be necessary to assert claims of infringement, to enforce patents issued to the combined company, to protect trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If the combined company is ultimately unable to protect its technology, trade secrets or know-how, it may be unable to operate profitably. Although we have not been involved with any threats of litigation or negotiations regarding patent issues or other intellectual property, or other related court challenges or legal actions, it is possible that the combined company could be involved with such matters in the future.

If the combined company is unable to operate its business without infringing upon intellectual property rights of others, it may not be able to operate its business profitably.

The combined company’s success depends on its ability to operate without infringing upon the proprietary rights of others. We are aware that patents have been applied for and/or issued to third parties claiming technologies for decontamination of blood and blood products that may be similar to those needed by us. We endeavor to follow developments in these fields and we do not believe that our technologies and/or products infringe upon any proprietary rights of third parties. To the extent that planned or potential products turn out to be covered by patents or other intellectual property rights held by third parties, the combined company would need a license under such patents or other intellectual property rights to continue development and marketing of its products. Any required licenses may not be available on acceptable terms, if at all. If the combined company does not obtain such licenses, it may need to design around other parties’ patents or it may not be able to proceed with the development, manufacture or sale of its products.

Litigation may be necessary to defend against claims of infringement or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If the combined company is ultimately unsuccessful in defending against claims of infringement, it may be unable to operate profitably.

If the combined company loses or is unable to hire and retain qualified personnel, it may not be able to develop its products and technology.

The combined company is highly dependent on the members of its scientific and management staff. In particular, the combined company depends on Dr. Samuel K. Ackerman, as the combined company’s Chief Executive Officer. Although we believe we have been successful in attracting and retaining our employees, we may not be able to attract and retain personnel on acceptable terms, if at all, given the competition for such personnel among other companies and research and academic institutions. If the combined company loses an executive officer or certain key members of its clinical or research and development staff or is unable to hire and retain qualified personnel, then its ability to develop and commercialize its products and technology may be hindered. We have not purchased any key-man life insurance.

The combined company uses and generates hazardous materials in its research activities. Defending against any claims relating to the improper handling, storage, release or disposal of these materials could be time consuming and costly.

The combined company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. It is possible that the combined company will be required in the future to incur significant costs to comply with environmental and health and safety regulations. The research and development activities to be undertaken by the combined company involve the use of hazardous materials, including chemicals that may cause cancer, volatile solvents, and biological materials, including materials infected with various viruses, including the Human

Immunodeficiency Virus, Human T-Cell Lyphotrophic Virus, and Simian Immunodeficiency Virus. In addition, the operations of the combined company produce, and will continue to produce, hazardous waste products in the future. Although the combined company believes that its safety procedures for handling and disposing of such materials comply with the standard prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the combined company could be held liable for any damages that result, and any such liability could exceed its insurance limits and its cash resources. Prior to the merger, both VITEX and Panacos had general liability insurance that covered their respective use of hazardous materials and chemicals, and the combined company also has insurance covering these matters. Prior to the merger, the cost of the annual premium for this insurance had not been material to either VITEX or Panacos, and it is not expected to be material to the combined company. We have not been notified that we have been the subject of any investigation relating to the generation of hazardous materials in the past.

The combined company may face exposure to product liability claims.

The combined company may face exposure to product liability and other claims due to allegations that its products cause harm. These risks are inherent in the suspended Phase III clinical trials relating to the INACTINE™ system and the ongoing Phase II clinical trials relating to PA-457 and in the testing, and future manufacturing and marketing of, the combined company’s products. Although we currently maintain product liability insurance, such insurance may not be adequate and the combined company may not be able to obtain adequate insurance coverage in the future at a reasonable cost, if at all. If the combined company is unable to obtain product liability insurance in the future at an acceptable cost or to otherwise protect against potential product liability claims, it could be inhibited in the commercialization of its products which could have a material adverse effect on its business. We currently have a policy covering $10 million of product liability for our clinical trials. We do not have sales of any products. The coverage will be maintained and limits reviewed from time to time as the combined company progresses to later stages of its clinical trials and as the length of the trials and the number of patients enrolled in the trials changes. The combined company intends to obtain a combined coverage policy that includes tail coverage in order to cover any claims that are made for any events that have occurred prior to the merger. Currently, our annual premium for product liability insurance is approximately $110,000 - $120,000.

RISKS RELATED TO VITEX STOCK

Our stock price is volatile and you may not be able to resell your shares at a profit.

We first publicly issued common stock on June 11, 1998 at $12.00 ($120.00 as adjusted for our recent reverse stock split) per share in our initial public offering. Between June 11, 1998 and April 1, 2005 the closing sale price has ranged from a high of $17.62 ($176.20 as adjusted for our recent reverse stock split) per share to a low of $2.93 per share, which reflects our recent reverse stock split. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

•	quarterly fluctuations in results of operations;

•	the announcement of new products or services by the combined company or competitors;

•	sales of common stock by existing stockholders or the perception that these sales may occur;

•	adverse judgments or settlements obligating the combined company to pay damages;

•	negative publicity;

•	loss of key personnel;

•	developments concerning proprietary rights, including patents and litigation matters; and

•	clinical trial or regulatory developments in both the United States and foreign countries.

In addition, overall stock market volatility has often significantly affected the market prices of securities for reasons unrelated to a company’s operating performance. In the past, securities class action litigation has been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against the combined company could cause it to incur substantial costs and could lead to the diversion of management’s attention and resources, which could have a material adverse effect on revenue and earnings.

We have a large number of authorized but unissued shares of common stock, which our management may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock.

After the closing of the merger, the financing, and the reverse stock split, and the increase in the authorized shares of our common stock from 75,000,000 to 550,000,000, there are approximately 511,800,000 shares of authorized but unissued shares of our common stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions, for anti-takeover purposes, and in other transactions, without obtaining stockholder approval, unless stockholder approval is required for a particular transaction under the rules of Nasdaq, Delaware law, or other applicable laws. On March 28, 2005, the SEC declared effective a registration statement for the offering of our common stock with a maximum value of $5.5 million through the distribution of subscription rights to our stockholders. Under the terms of the rights offering, our stockholders of record as of March 9, 2005 received 0.8 subscription rights for each share of common stock they owned, thereby entitling them to purchase a maximum of 2,750,000 shares of our common stock at an exercise price of $2.00 per share. The rights offering will continue until April 29, 2005, unless extended by us in our sole discretion. We currently have no specific plans to issue shares of our common stock for any purpose other than in connection with the rights offering. However, if our management determines to issue shares of our common stock from the large pool of such authorized but unissued shares for any purpose in the future without obtaining stockholder approval, your ownership position would be diluted without your further ability to vote on that transaction.

The sale of a substantial number of shares of our common stock could cause the market price of our common stock to decline and may impair the combined company’s ability to raise capital through additional offerings.

We currently have outstanding warrants to purchase an aggregate of 6,930,088 (692,993 as adjusted for our recent reverse stock split) shares of our common stock. The shares issuable upon exercise of these warrants have been registered for resale, and thus could be sold at any time following their issuance. These shares represent approximately 2% of the total number of shares of our common stock that are currently outstanding. In addition, under the terms of the Securities Purchase Agreement, we issued 47,175,000 (4,717,499, as adjusted for our recent reverse stock split) shares of common stock and warrants to purchase 47,175,000 (4,717,499 as adjusted for our recent reverse stock split) shares of our common stock. The resale of these shares of common stock and the shares underlying the warrants may be effected at any time through this prospectus. The shares issued under the Securities Purchase Agreement, together with the shares underlying the warrants issued under the Securities Purchase Agreement, represent approximately 52% of the total number of shares of our common stock outstanding immediately prior to the financing, but after the merger with Panacos.

Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our shareholders to sell our equity securities in the future.

Our executive officers, directors and holders of more than 5% of our common stock collectively beneficially own approximately 79% of the outstanding common stock as of March 24, 2005. In addition, approximately 250,000, as adjusted for our recent reverse stock split, shares of common stock issuable upon exercise of vested stock options could become available for immediate resale if such options were exercised.

Sale or the availability for sale, of shares of common stock by stockholders could cause the market price of our common stock to decline and could impair our ability to raise capital through an offering of additional equity securities.

Anti-takeover provisions may frustrate attempts to replace our current management and discourage investors from buying our common stock.

Certain provisions of our restated certificate of incorporation and restated by-laws, as well as the Delaware General Corporation Law, or the DGCL, reduce the power of stockholders generally, even those with a majority of the voting power, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of the incumbent directors.

In addition, our restated certificate of incorporation and restated by-laws provide that stockholder action may not be effected without a duly called meeting. Our restated certificate of incorporation and restated by-laws also do not permit our stockholders to call special meetings of stockholders. This effectively limits the ability of our stockholders to conduct any form of consent solicitation.

Provisions of the DGCL, our restated certificate of incorporation and restated by-laws could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of us without approval of our Board of Directors, even if such acquisition were beneficial to other stockholders. Moreover, the provisions of the DGCL and our restated certificate of incorporation and restated by-laws relating to the removal of directors and the filling of vacancies on the Board of Directors preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the common stock. Such provisions also allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Also, our company management may make forward-looking statements orally to investors, analysts, the media and others. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statement. Forward-looking statements might include one or more of the following:

•	anticipated results of financing activities;

•	anticipated agreements with marketing partners;

•	anticipated clinical trial timelines or results;

•	anticipated research and product development results;

•	projected regulatory timelines;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts or events. They use words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “opportunity”, “plan”, “potential”, “believe” or words of similar meaning. They may also use words such as “will”, “would”, “should”, “could” or “may”.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should carefully consider that information before you make an investment decision. You should review carefully the risks and uncertainties identified in this report.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The warrants that have been issued to the selling stockholders to purchase 4,717,497 shares of our common stock have an exercise price of $2.40 per share and a term of five years. The warrants are exercisable immediately for cash and via cashless exercise. If all of the warrants were exercised for cash, we would receive approximately $11,322,000 in proceeds, which proceeds would be used for general corporate purposes.

SELLING STOCKHOLDERS

On March 11, 2005 we sold $20.0 million worth of our common stock and warrants in a private placement exempt from the registration requirements of the Securities Act. This prospectus relates to the resale from time to time of up to a total of 14,717,497 shares of our common stock by the selling stockholders, which shares are comprised of the following securities purchased in the private placement:

•	9,999,998 shares of common stock; and

•	4,717,499 shares of common stock issuable upon exercise of warrants at an exercise price of $2.40 per share.

Pursuant to the terms of the financing, we filed a Registration Statement on Form S-3, of which this prospectus constitutes a part, in order to permit the selling stockholders to resell to the public the shares of our common stock issued in connection with the private placement transaction. The selling stockholders have each represented to us that they have obtained the shares for their own account for investment only and not with a view to, or resale in connection with, a distribution of the shares, except through sales registered under the Securities Act or exemptions thereto.

The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of March 11, 2005 and the number of shares being offered hereby by each selling stockholder. For purposes of the following description, the term “selling stockholder” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholders. The information is based in part on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after March 11, 2005 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. In addition, the terms of the warrants provide that no selling stockholder may exercise the warrants for shares of common stock for at least sixty-one (61) days after notice to us if the number of shares that would be acquired upon such exercise, together with any shares of common stock then held by such selling stockholder, would be equal to or exceed 9.9999% of our outstanding common stock. Notwithstanding the foregoing, all shares that are issuable to a selling stockholder upon exercise of the warrants are included in the number of shares being offered in the table below. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDER	SHARES BENEFICIALLY OWNED BEFORE OFFERING (1)		SHARES BEING OFFERED	SHARES BENEFICIALLY OWNED AFTER OFFERING (2)
	NUMBER	PERCENT		NUMBER	PERCENT
A.M. Pappas Life Science Ventures I, L.P. (3)	6,200,843	16%	90,625	6,110,218	16%
Ampersand 1999 Limited Partnership (4)	9,760,437	25%	2,095,975	7,664,462	20%
Ampersand 1999 Companion Fund Limited Partnership (5)	199,190	* *	42,775	156,415	*	*
Biomedical Value Fund, L.P. (6)	4,470,182	11%	4,470,182	—	*	*
Biomedical Offshore Value Fund, Ltd. (7)	4,052,750	10%	4,052,750	—	*	*
Fletcher Spaght Ventures, LP (8)	725,000	2%	725,000	—	*	*
Fletcher Spaght Venture Partners LLC (9)	72,500	* *	72,500	—	*	*
Jeffery R. Jay, M.D. (10)	90,625	* *	90,625	—	*	*
Lakeview Direct Investments, L.P. (11)	691,348	2%	246,500	444,848	1%
Rosemary Mazanet, M.D. (12)	72,500	* *	72,500	—	*	*
New England Partners Capital, LP (13)	1,034,696	3%	145,000	889,696	2%
Next Chapter Holdings (14)	139,719	* *	50,750	88,969	*	*
Panacea Fund, LLC (15)	362,500	* *	362,500	—	*	*
Thomas Elden Investment Trust (16)	691,348	2%	246,500	444,848	1%
WHI Growth Fund, LP (17)	453,125	1%	453,125	—	*	*
Xmark Opportunity Fund, LP (18)	460,095	1%	460,095	—	*	*
Xmark Opportunity Fund, Ltd. (19)	543,750	1%	543,750	—	*	*
Xmark JV Investment Partners, LLC (20)	278,845	* *	278,845	—	*	*
SG Cowen Securities Corporation (21)	244,721	* *	174,000	70,721	*	*
Legg Mason Wood Walker, Incorporated (22)	43,500	* *	43,500	—	*	*

**	Less than 1%

(1)	Percentages prior to the offering are based on 38,195,112 shares of common stock (adjusting for our March 14, 2005 1-for-10 reverse stock split) that were issued and outstanding as of March 11, 2005. We deem shares of common stock that may be acquired by an individual or group within 60 days of March 11, 2005 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other individual or entity shown in the table.

(2)	We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

(3)	The number of shares being offered consists of 62,500 shares of common stock and 28,125 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(4)	The number of shares being offered consists of 1,445,500 shares of common stock and 650,475 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share. Richard A. Charpie is the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. Dr. Charpie is a director on our Board. Herbert H. Hooper, a member of AMP-99 Management Company Limited Liability Company, is a former director of Panacos and a director on our Board.

(5)	The number of shares being offered consists of 29,500 shares of common stock and 13,275 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share. Richard A. Charpie is the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. Dr. Charpie is a director on our Board. Herbert H. Hooper, a member of AMP-99 Management Company Limited Liability Company, is a former director of Panacos and a director on our Board.

(6)	The number of shares being offered consists of 3,082,884 shares of common stock and 1,387,298 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(7)	The number of shares being offered consists of 2,795,000 shares of common stock and 1,257,750 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(8)	The number of shares being offered consists of 500,000 shares of common stock and 225,000 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(9)	The number of shares being offered consists of 50,000 shares of common stock and 22,500 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(10)	The number of shares being offered consists of 62,500 shares of common stock and 28,125 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share. Does not include shares owned by Biomedical Value Fund, L.P. (“BMVF”) and Biomedical Offshore Value Fund, Ltd. (“BOVF”) Dr. Jay is senior managing member of Great Point Partners, LLC (“GPP”), which is the investment manager of each of BMVF and BOVF. As senior managing member of GPP, Dr. Jay has shared voting and investment power with respect to the securities of BMVF and BOVF and may be deemed to be the beneficial owner of securities held by BMVF and BOVF. Dr. Jay disclaims beneficial ownership of the shares of common stock held by BMVF and BOVF, except to the extent of his pecuniary interest therein.

(11)	The number of shares being offered consists of 170,000 shares of common stock and 76,500 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(12)	The number of shares being offered consists of 50,000 shares of common stock and 22,500 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(13)	The number of shares being offered consists of 100,000 shares of common stock and 45,000 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(14)	The number of shares being offered consists of 35,000 shares of common stock and 15,750 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(15)	The number of shares being offered consists of 250,000 shares of common stock and 112,500 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(16)	The number of shares being offered consists of 170,000 shares of common stock and 76,500 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(17)	The number of shares being offered consists of 312,500 shares of common stock and 140,625 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(18)	The number of shares being offered consists of 317,307 shares of common stock and 142,788 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share. Mitchell D. Kaye and David C. Cavalier possess the power, through one or more intermediary entities, to vote and direct the disposition of the securities of V.I. Technologies, Inc. held by Xmark Opportunity Fund, L.P.

(19)	The number of shares being offered consists of 375,000 shares of common stock and 168,750 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share. Mitchell D. Kaye and David C. Cavalier possess the power, through one or more intermediary entities, to vote and direct the disposition of the securities of V.I. Technologies, Inc. held by Xmark Opportunity Fund, Ltd.

(20)	The number of shares being offered consists of 192,307 shares of common stock and 86,538 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share. Xmark Opportunity Partners, LLC, D.B. Zwirn Special Opportunities Fund, Ltd. and D.B. Zwirn Special Opportunities Fund, L.P. are the members of Xmark JV Investment Partners, LLC. Mitchell D. Kaye and David C. Cavalier, through one or more intermediary entities, have shared voting and dispositive power over securities of V. I. Technologies, Inc. held by Xmark Opportunity Partners, LLC. D.B. Zwirn & Co., L.P. is the trading manager of each of D.B. Zwirn Special Opportunities Fund, Ltd. and D.B. Zwirn Special Opportunities Fund, L.P. Daniel B. Zwirn controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any of the foregoing as to beneficial ownership of the securities of V.I. Technologies, Inc. held by any other person.

(21)	The number of shares being offered consists of 174,000 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

(22)	The number of shares being offered consists of 43,500 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $2.40 per share.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•	on the Nasdaq National Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.

The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

We are required to pay all fees and expenses incident to the registration of the shares.

We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

The consolidated financial statements of V. I. Technologies, Inc. as of December 31, 2004 and December 27, 2003 and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP’s report dated February 25, 2005 contains an explanatory paragraph that states that the Company has incurred significant recurring losses from operations, and its current cash balances as of December 31, 2004 are not sufficient to support its operations over the next year. Accordingly, this raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP, independent auditors, have audited the Panacos Pharmaceuticals, Inc. financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 and the period from September 20, 1999 (inception) to December 31, 2004, as set forth in their report. We’ve included the Panacos Pharmaceuticals, Inc. financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

MATERIAL CHANGES

On March 11, 2005, we announced that we had closed our merger with Panacos Pharmaceuticals, Inc. (“Panacos”), pursuant to the Agreement and Plan of Merger dated as of June 2, 2004, as amended on November 5, 2004, November 28, 2004, December 8, 2004, and February 14, 2005. The merger was approved by the stockholders of both VITEX and Panacos at their respective meetings on March 10, 2005. Panacos stockholders received an aggregate of approximately 227,500,000 shares of our common stock, or slightly over 80% of the outstanding shares of our common stock, after giving effect to the merger, and before giving effect to our 1:10 reverse stock split. The shares of our common stock issued to the Panacos stockholders were registered with the Securities and Exchange Commission on a Registration Statement on Form S-4 (Reg. No. 333-121416) (the “S-4 Registration Statement”). Panacos stockholders received 6.75275 shares of our common stock for each share of Panacos common or preferred stock held by them at the effective time of the merger. This ratio was arrived at following negotiations among us, Panacos and our respective representatives, as described in detail in the S-4 Registration Statement. Please see Panacos’ Audited Financial Statements for the years ended December 31, 2004, 2003 and 2002 and the period from September 29, 1999 (inception) to December 31, 2004 attached hereto at page F-1, and the Unaudited Pro Forma Condensed Combined Consolidated Financial Information as of December 31, 2004 attached hereto at page F-18.

Our shareholders authorized our Board of Directors, at a special shareholder meeting held on March 10, 2005, to effect a reverse stock split of the common stock in the range of 1:5 to 1:20. Pursuant to this authorization, the Board approved a 1-for-10 reverse split of our common stock on March 14, 2005. As a result, shares held as of the close of business on March 14, 2005 were split and shares began trading on a post-split basis on Tuesday, March 15, 2005. Our shares outstanding after the effect of the 1-for-10 reverse split are approximately 38.2 million shares.

The impact of the 1-for-10 reverse split of the common stock on VITEX’s previously filed consolidated financial statements included in our Annual Report on Form 10-K, as incorporated by reference to this Registration Statement, is as follows:

Our previously filed selected financial data:	December 31, 2004	December 27, 2003	December, 28 2002
Shares outstanding at year-end	54,455,141	45,929,875	22,771,821
Basic and diluted net loss per share	$(0.35)	$(0.67)	$(0.88)
Weighted average common shares used in computing basic and diluted net loss per share	52,489,145	33,359,934	22,752,222

Our adjusted selected financial data for a 1-for-10 reverse stock split made effective March 14, 2005:	December 31, 2004	December 27, 2003	December, 28 2002
Shares outstanding at year-end	5,445,514	4,592,988	2,277,182
Basic and diluted net loss per share	$(3.46)	$(6.70)	$(8.81)
Weighted average common shares used in computing basic and diluted net loss per share	5,248,915	3,335,993	2,275,222

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at our web site at www.vitechnologies.com. In addition, our stock is listed for trading on The Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information in this prospectus by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 3, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on February 15, 2005 (File No. 000-24241);

•	Our Amendment No. 1 to Current Report on Form 8-K, filed on February 16, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on February 22, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on February 28, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 7, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 9, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 10, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 16, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 17, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 31, 2005 (File No. 000-24241); and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on May 13, 1998 (File No.000-24241), which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No.000-24241) filed on February 26, 1998 and declared effective by the SEC on June 11, 1998, and any amendment or reports filed with the SEC for purposes of updating such description.

You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting John R. Barr, President, at our principal executive offices, which are located at 134 Coolidge Avenue, Watertown, Massachusetts; Telephone: (617) 926-1551.

To the extent that any statements contained in a document incorporated by reference are modified or superceded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superceded.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superceded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supercedes such statement.

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Audited Financial Statements

Years ended December 31, 2004, 2003, and 2002, and the period from

September 29, 1999 (inception) to December 31, 2004

Report of Independent Auditors

Board of Directors

Panacos Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Panacos Pharmaceuticals, Inc. (A development-stage company) as of December 31, 2004 and 2003, and the related statements of operations, redeemable preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004, and the period from September 29, 1999 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panacos Pharmaceuticals, Inc. (a development stage company) at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 and the period from September 29, 1999 (inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

McLean, Virginia

February 16, 2005

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Balance Sheets

	December 31
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$4,879,305	$476,500
Accounts receivable	279,707	143,519
Prepaids and other current assets	62,482	57,501

Total current assets	5,221,494	677,520
Property and equipment, net	309,566	345,194
Restricted cash	125,000	125,000
Deposits and other	674,956	69,217

Total assets	$6,331,016	$1,216,931

Liabilities, redeemable preferred stock and stockholders’ deficit
Current liabilities:

Accounts payable and accrued expenses	$2,288,734	$645,415
Accrued employee benefits	325,299	342,813
Current portion of notes payable, net	122,014	163,646
Convertible debt, net	—	2,952,011
Capital lease obligation, current	7,326	14,603
Total current liabilities	2,743,373	4,118,488
Notes payable less current portion, net	30,000	152,014
Capital lease obligation, less current portion	5,144	12,473
Deferred rent	80,866	61,715

Total liabilities	2,859,383	4,344,690
Warrants to purchase Redeemable Convertible Series B Preferred Stock	21,792	21,792
Redeemable Convertible Series C Preferred Stock, $0.0001 per value per share, 24,138,157 shares authorized issued and outstanding; per share aggregate liquidation preference of $0.81	19,198,754	—
Redeemable Convertible Series B Preferred Stock, $0.001 par value per share; 10,114,695 shares authorized; 7,392,473 issued and outstanding; per share aggregate liquidation preference of $1.45 and $1.34, respectively	10,697,717	9,890,692
Stockholders’ deficit:
Series A Preferred Stock, $0.001 par value per share; 1,500,000 shares authorized, issued and outstanding; per share aggregate liquidation preference of $0.34 at December 31, 2003	—	1,500
Common stock, $0.01 par value; 15,000,000 shares authorized; 2,151,236 and 649,203 shares issued and outstanding at December 31, 2004 and 2003, respectively	21,512	6,492

Additional paid-in capital	421,026	—
Deferred stock compensation	(1,790,031)	(930)
Deficit accumulated during the development stage	(25,099,137)	(13,047,305)

Total stockholders’ deficit	(26,446,630)	(13,040,243)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$6,331,016	$1,216,931

See accompanying notes.

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Statements of Operations

	Year ended December 31			Period from September 29 1999 (inception) to December 31 2004
	2004	2003	2002
Grant revenue	$1,336,892	$1,077,879	$925,550	$4,128,083
Costs and expenses:
Research and development	11,155,703	4,458,692	4,416,273	23,300,961
General and administrative	2,150,244	950,220	1,005,629	5,178,334
Total costs and expenses	13,305,947	5,408,912	5,421,902	28,479,295
Loss from operations	(11,969,055)	(4,331,033)	(4,496,352)	(24,351,212)
Interest income	73,801	8,598	57,127	244,530
Interest expense	(143,078)	(185,593)	(21,653)	(354,086)
Net loss	$(12,038,332)	$(4,508,028)	$(4,460,878)	$(24,460,768)

See accompanying notes.

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Statements of Redeemable Preferred Stock and Stockholders’ Deficit

September 29, 1999 (inception) to December 31, 2004

							Stockholders’ Deficit
	Series C Redeemable Preferred Stock		Series B-1 Redeemable Preferred Stock		Series A Preferred Stock		Common Stock		Additional Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at September 29, 1999 (inception)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—
Balance at December 31, 1999	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of founder shares during January 2000; $0.033 per share	—	—	—	—	—	—	334,804	3,348	7,812	—	—	11,160
Issuance of Series A preferred stock	—	—	—	—	1,500,000	1,500	—	—	(1,500)	—	—	—
Contribution by a Series A stockholder	—	—	—	—	—	—	—	—	1,051,263	—	—	1,051,263
Exercise of stock options March through November; $0.033 per share	—	—	—	—	—	—	52,540	525	1,226	—	—	1,751
Issuance of Series B-1 redeemable preferred stock; $1.116 per share, net of issuance costs of $30,000	—	—	2,688,172	2,970,000	—	—	—	—	—	—	—	—
Accretion of stock issuance costs	—	—	—	625	—	—	—	—	(625)	—	—	(625)
Accretion of dividends	—	—	—	29,905	—	—	—	—	(29,905)	—	—	(29,905)
Deferred stock compensation	—	—	—	—	—	—	—	—	2,107	(2,107)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	2,107	—	2,107
Net loss	—	—	—	—	—	—	—	—	—	—	(1,268,936)	(1,268,936)
Balance at December 31, 2000	—	—	2,688,172	3,000,530	1,500,000	1,500	387,344	3,873	1,030,378	—	(1,268,936)	(233,185)
Exercise of stock options in January and May; $0.033 per share	—	—	—	—	—	—	56,423	564	1,316	—	—	1,880
Issuance of Series B redeemable preferred stock; $1.116 per share	—	—	224,014	250,000	—	—	—	—	—	—	—	—
Accretion of redeemable preferred stock issuance costs	—	—	—	5,000	—	—	—	—	(5,000)	—	—	(5,000)
Accretion of dividends	—	—	—	261,570	—	—	—	—	(261,570)	—	—	(261,570)
Deferred stock compensation	—	—	—	—	—	—	—	—	1,500	(1,500)	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(2,184,594)	(2,184,594)
Balance at December 31, 2001	—	—	2,912,186	3,517,100	1,500,000	1,500	443,767	4,437	766,624	(1,500)	(3,453,530)	(2,682,469)

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Statements of Redeemable Preferred Stock and Stockholders’ Deficit (continued)

September 29, 1999 (inception) to December 31, 2004

							Stockholders’ Deficit
	Series C Redeemable Preferred Stock		Series B-1 Redeemable Preferred Stock		Series A Preferred Stock		Common Stock		Additional Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of Series B redeemable preferred stock in January; $1.116 per share	—	—	4,480,287	4,968,987	—	—	—	—	—	—	—	—
Exercise of stock options in March and April; $0.033 per share	—	—	—	—	—	—	45,409	455	1,058	—	—	1,513
Accretion of redeemable preferred stock issuance costs	—	—	—	10,882	—	—	—	—	(10,882)	—	—	(10,882)
Accretion of dividends	—	—	—	649,128	—	—	—	—	(649,128)	—	—	(649,128)
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	375	—	375
Net loss	—	—	—	—	—	—	—	—	—	—	(4,460,878)	(4,460,878)
Balance at December 31, 2002	—	—	7,392,473	9,146,097	1,500,000	1,500	489,176	4,892	107,672	(1,125)	(7,914,408)	(7,801,469)
Issuance of Common stock	—	—	—	—	—	—	80,000	800	8,160	—	—	8,960
Exercise of stock options February through July; $0.033 per share	—	—	—	—	—	—	56,527	565	1,317	—	—	1,882
Exercise of stock options February through December; $0.112 per share	—	—	—	—	—	—	23,500	235	2,397	—	—	2,632
Accretion of stock issuance costs	—	—	—	11,416	—	—	—	—	(11,416)	—	—	(11,416)
Accretion of dividends	—	—	—	733,179	—	—	—	—	(108,310)	—	(624,869)	(733,179)
Deferred stock compensation	—	—	—	—	—	—	—	—	180	(180)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	375	—	375
Net loss	—	—	—	—	—	—	—	—	—	—	(4,508,028)	(4,508,028)
Balance at December 31, 2003	—	—	7,392,473	9,890,692	1,500,000	1,500	649,203	6,492	—	(930)	(13,047,305)	(13,040,243)
Issuance of redeemable preferred during March and April 2004: $0.759 per share	24,138,157	18,033,337	—	—	—	—	—	—	—	—	—	—
Exchange of common stock for Series A preferred stock in March 2004	—	—	—	—	(1,500,000)	(1,500)	1,500,000	15,000	—	—	(13,500)	—
Exercise of stock options in April; $0.112 per share	—	—	—	—	—	—	1,250	12	128	—	—	140
Exercise of stock options in August; $0.0333 per share	—	—	—	—	—	—	783	8	18	—	—	26
Accretion of redeemable preferred stock issuance costs	—	36,025	—	11,416	—	—	—	—	(47,441)	—	—	(47,441)
Accretion of dividends	—	1,129,392	—	795,609	—	—	—	—	(1,925,001)	—	—	(1,925,001)
Deferred stock compensation	—	—	—	—	—	—	—	—	2,388,574	(2,388,574)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	4,748	599,473	—	604,221
Net loss	—	—	—	—	—	—	—	—	—	—	(12,038,332)	(12,038,332)
Balance at December 31, 2004	24,138,157	$19,198,754	7,392,473	$10,697,717	—	$—	2,151,236	$21,512	$421,026	$(1,790,031)	$(25,099,137)	$(26,446,630)

See accompanying notes.

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Statements of Cash Flows

	Year ended December 31			Period from September 29 1999 (inception) to December 31 2004
	2004	2003	2002
Operating activities
Net loss	$(12,038,332)	$(4,508,028)	$(4,460,878)	$(24,460,768)
Adjustments to reconcile net loss to net cash used in operating activities:
Noncash operating expenses	—	—	—	1,051,263
Depreciation	111,992	78,426	68,973	284,317
Amortization of deferred financing costs	115,407	58,702	3,367	177,477
Amortization of deferred stock compensation	604,221	375	375	607,078
Changes in operating assets and liabilities:
Accounts receivable	(136,188)	(53,191)	(23,861)	(279,707)
Prepaids and other current assets	(4,981)	1,783	(33,631)	(62,482)
Other assets	(605,739)	(32,946)	(33,937)	(674,956)
Accounts payable	1,728,787	310,515	(180,421)	2,374,202
Accrued employee benefits	(17,514)	166,658	123,822	325,299
Deferred rent	19,151	26,258	35,457	80,866

Net cash used in operating activities	(10,223,196)	(3,951,448)	(4,500,734)	(20,577,411)

Investing activities
Purchase of property and equipment	(76,364)	(8,116)	(167,043)	(484,810)
Restriction of cash	—	—	2,071	(125,000)

Net cash used in investing activities	(76,364)	(8,116)	(164,972)	(609,810)

Financing activities
Proceeds from the issuance of preferred stock, net	14,886,629	—	4,968,987	23,075,616
Proceeds from issuance of common stock	166	13,474	1,513	29,944
Proceeds from the issuance of convertible debt, net	—	2,904,032	—	2,904,032
Proceeds from borrowings on notes payable	500,000	—	530,000	1,030,000
Payments of principal on notes payable	(669,825)	(155,420)	(51,218)	(876,463)
Payments on capital lease obligations	(14,605)	(33,306)	(30,670)	(96,603)

Net cash provided by financing activities	14,702,365	2,728,780	5,418,612	26,066,526
Net increase (decrease) in cash and cash equivalents	4,402,805	(1,230,784)	752,906	4,879,305
Cash and cash equivalents at beginning of period	476,500	1,707,284	954,378	—

Cash and cash equivalents at end of period	$4,879,305	$476,500	$1,707,284	$4,879,305

Supplemental information
Cash paid for interest	$26,361	$38,914	$16,352	$82,461

Equipment acquired under capital leases	$—	$1,858	$28,894	$110,752

See accompanying notes.

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2004

1. Organization

Panacos Pharmaceuticals, Inc. (the Company) was incorporated in September 1999 as a wholly owned subsidiary of Boston Biomedica, Inc. In November 2000, the Company became independent and obtained additional equity financing from third-party investors. The Company is an emerging biopharmaceutical company using cutting-edge technologies to discover antiviral drugs and vaccines with novel mechanisms of action. One of the Company’s major targets is in the Human Immunodeficiency Virus (HIV). In addition to having a drug candidate at the clinical testing stage, the Company is engaged in a drug discovery program focused on the identification of inhibitors of the fusion of viruses to a human cell. These programs are high-risk, are likely to require many years and substantial expenditures to complete, and may ultimately prove unsuccessful. Therefore, the Company will need to obtain additional funds from outside sources to continue its research and development activities, fund operating expenses, pursue regulatory approval, protect its intellectual property, and build production, sales and marketing capabilities as necessary. Possible sources of funds are strategic alliances, additional equity offerings grants and contracts, and research and development funding from third parties.

Merger with V.I. Technologies, Inc.

On June 2, 2004, the Company entered into a definitive merger agreement with V.I. Technologies, Inc. (VITEX). Amendments to the agreement were signed on November 5, 2004, November 28, 2004, and December 8, 2004. VITEX is a public company based in Watertown, MA. Under the terms of the transaction, VITEX will issue 6.75275 common shares in exchange for each outstanding common and preferred share, of the Company, upon the close of the transaction or 227,445,066 common shares in total. The transaction is expected to close in by March 31, 2005, subject to SEC review and shareholder approval of both companies. As a condition to closing the merger, VITEX shall have entered into a definitive agreement of at least $20 million in financing on terms that are acceptable to the Company and VITEX.

2. Management’s Plans as to Continuing as a Going Concern

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since inception, the Company has incurred, and continues to incur, significant losses from operations. In addition, the Company needs to raise additional capital to continue its business operations and fund deficits in operating cash flow. The Company plans to raise additional capital to finance the development of its business operations.

The Company’s ability to continue as a going concern is dependent on its success at raising additional capital sufficient to meet its obligations on a timely basis, and to ultimately attain profitability. Management is actively engaged in raising capital through a planned common stock financing, and is confident of its ability to raise the necessary funds for the Company’s growth and development activities. There is no assurance that the Company will raise capital sufficient to enable the Company to continue its operations for the next 12 months.

In the event the Company is unable to successfully raise additional capital, it is unlikely that the Company will have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in the event new financing is not obtained, the Company will likely reduce general and administrative expenses and delay research development projects as well as further acquisition of scientific equipment and supplies until it is able to obtain sufficient financing to do so.

These factors could significantly limit the Company’s ability to continue as a going concern. The balance sheets do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development-Stage Enterprises. The Company is considered a development-stage entity because it is devoting substantially all of its efforts to raising capital and establishing its business and planned principal operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Substantially all cash equivalents are held in a short-term money market account with a bank.

At December 31, 2004 and 2003, restricted cash of $125,000 provides security for a letter of credit required for specified obligations under a building lease agreement executed in 2001.

Trade Receivables

Trade receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported in the balance sheets at outstanding principal less any charge offs and the allowance for doubtful accounts. The Company charges off uncollectible receivables when the likelihood of collection is remote. Generally, the Company considers receivables past due 30 days subsequent to the billing date; however, the Company may extend credit terms up to 180 days. Receivables consist principally of amounts due from the federal government and academic institutions. The Company performs ongoing credit evaluations of its customers and generally extends credit without requiring collateral. The Company has not maintained an allowance for doubtful accounts as the Company has not experienced any losses to date.

Property and Equipment

Property, including leasehold improvements and equipment, are stated at cost and depreciated on a straight-line basis over estimated useful lives ranging from three to five years. Expenditures for maintenance and repairs are charged to operations as incurred.

Research and Development

The Company expenses its research and development costs as incurred.

Grant Revenue

The Company recognizes revenue when all terms and conditions of the agreements have been met, including persuasive evidence of an arrangement, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured.

The Company is reimbursed certain costs incurred on specified research projects under the terms and conditions of grants and awards. The Company records the amount of reimbursement as grant revenue. Provisions for estimated losses on research grant projects and any other contracts are made in the period such losses are determined.

Income Taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; research and development credits and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, requires the presentation of comprehensive income or loss and its components as part of the financial statements. For all periods presented, the Company’s net loss reflects comprehensive loss and, accordingly, no additional disclosure is required.

Stock-Based Compensation

The Company recognizes expense for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations (APB 25). Accordingly, compensation cost is recognized for the excess of the estimated fair value of the stock at the grant date over the exercise price, if any. The Company accounts for equity instruments issued to nonemployees in accordance with EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the services required are completed. Disclosures regarding alternative fair values of measurement and recognition methods prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) are presented in Note 8.

In accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS 148), the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation is as follows:

	Year ended December 31
	2004	2003	2002
Net loss as reported	$(12,038,332)	$(4,508,028)	$(4,460,878)
Add: stock-based compensation expense included in reported net loss	604,221	375	375
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards	(95,703)	(14,016)	(13,011)

Pro forma net loss	$(11,529,814)	$(4,521,669)	$(4,473,514)

The information included above is not necessarily indicative of future effects of applying the fair value-based method due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

Financial Instruments and Concentration of Credit Risk

The Company considers the recorded costs of its financial assets and liabilities that consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued employee benefits to approximate their fair value because of relatively short maturities at December 31, 2004 and 2003. The fair value of notes payable and capital lease obligations approximated their carrying amounts as of December 31, 2004 and 2003 based on rates currently available to the Company for debt and leases with similar terms.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which requires all companies to measure compensation cost for all share-based payments at fair value, including employee stock options, effective for interim or annual periods beginning after June 15, 2005. SFAS 123R provides two adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully bested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS 123R, the modified prospective transition method described above would be applied. The Company currently expects to adopt SFAS 123R in 2006 and is evaluating its options for adoption under this new pronouncement. Proforma historical expense is disclosed above.

4. Property and Equipment

Property and equipment consist of the following:

	December 31
	2004	2003
Leasehold improvements	$87,577	$87,577
Scientific equipment	324,629	265,796
Computer equipment	110,058	107,617
Furniture and fixtures	59,480	56,529

	581,744	517,519
Less accumulated depreciation	(272,178)	(172,325)

	$309,566	$345,194

Depreciation expense related to property and equipment was $111,992, $78,426 and $68,973 for the years ended December 31, 2004, 2003 and 2002 respectively, and $284,318 on a cumulative basis since inception.

5. Notes Payable

In September 2002, the Company entered into a loan and security agreement with a financing company providing for borrowings up to $500,000. The agreement allowed the Company to draw down funds through October 31,

2002 secured by promissory notes. The Company drew down the full amount of the loan in September and October 2002. The notes have a term of 36 months. Substantially all of the Company’s assets, excluding intellectual property, provide collateral for the notes.

In connection with this agreement, the Company issued warrants to the lender to purchase 34,050 shares of Series B Preferred Stock. The warrants are immediately exercisable, have a per share exercise price of $1.116 and expire the latter of ten years from the date of issuance or five years after the closing of the Company’s initial public offering.

The fair value of the warrants was determined using the Black-Scholes pricing model. For the years ended December 31, 2004, 2003 and 2002 interest expense included $6,179, $10,723 and $3,367 respectively, related to the accretion of this discount.

In February 2002, the Company entered into a promissory note with Montgomery County, Maryland. Some or all of the note may be forgiven if the Company meets certain hiring goals and remains in Montgomery County, Maryland, for at least five years.

Notes payable consist of the following:

	December 31
	2004	2003
Promissory note, net of discount related to warrants of $1,522 and $7,701, respectively, due September 30, 2005; monthly payments including principal and interest of $9,469; 9% interest per annum	$71,734	$167,549
Promissory note; due September 30, 2005; monthly payments of principal and interest of $4,615; 8.75% interest per annum	35,740	85,601
Promissory note; due October 31, 2005; monthly payments of principal and interest of $1,675; 8.72% interest per annum	14,540	32,510
Promissory note to Montgomery County, Maryland; payment of interest and principal deferred until March 1, 2007; 5% interest per annum	30,000	30,000
Total notes payable	152,014	315,660
Less current portion of notes payable	(122,014)	(163,646)
Long-term portion of notes payable	$30,000	$152,014

Future minimum principal payments, exclusive of discount amortization of $1,522 on all notes payable are as follows:

Year ending December 31:
2005	$122,014
2006	—
2007	30,000

$152,014

In February 2004, the Company signed unsecured promissory notes for $500,000 in the aggregate to investors in the Company. The notes bear an interest rate of 8% and were payable upon demand of the noteholders. These notes, together with unpaid interest accrued thereon, were repaid in March 2004.

6. Convertible Secured Notes Payable

In July 2003, the Company issued Convertible Secured Promissory Notes to certain stockholders for $3,000,000 (the Notes). The Notes were issued in three $1,000,000 tranches based upon achievement of specified milestones in the Note Purchase Agreement. The Notes bear an interest rate of 10% compounded monthly. The Notes specified that all unpaid principal and accrued but unpaid interest shall be due and payable upon demand of the holders of the Notes, but not before April 17, 2004. In the event the Company undertakes a qualified financing, as defined, the Notes may be converted to the securities issued in the qualified financing. If more than half of all noteholders so desire to convert their debt into the securities offered in the qualified financing, then all Notes will be converted.

7. Redeemable Preferred Stock

In March and April 2004, the Company issued 19,992,297 shares of Series C Redeemable Preferred Stock at $0.759 per share for gross cash proceeds of $15,174,153. The Company also issued 4,145,860 shares of Series C Redeemable Preferred Stock valued at $0.759 per share in satisfaction of principal of $3,000,000 and related accrued interest of $146,708 on the Notes described above. The differences between the carrying amounts of the Series C Preferred Stock and the redemption amounts relate to the costs of issuance. The carrying value of the Series C Preferred Stock will be accreted to the redemption date value through of March 12, 2010. The Series C Preferred Stock is redeemable and convertible.

Dividends are cumulative and accrue on each outstanding share of Series C Preferred Stock at 8% rate per annum. The Series C Preferred Stock has a liquidation preference senior to the holders of the Series B Preferred Stock, and common stock. Accrued and unpaid dividends on the Series C Preferred Stock for the year ended December 31, 2004, and on a cumulative basis since inception totaled $1,129,392.

The Company is obligated to redeem shares of the Series C Preferred Stock beginning on March 12, 2010, based upon a request of at least 66 2/3% of the then-outstanding shares. The redemption would take place in two equal installments over a one-year period. The redemption price, subject to equitable adjustments, shall be equal to $0.759 per share plus all accrued but unpaid dividends.

The holders of shares of Series C Preferred Stock have the right to convert such shares, at their option and at any time, into shares of common stock at the then-applicable conversion rate, as defined. The initial conversion rate is $0.759, which is adjusted for certain equity transactions, as defined.

The Series C Preferred stockholders are entitled to the number of votes equal to the number of shares of common stock such shares could be converted into, as defined, as of the record or effective date. The affirmative vote or written consent of a majority of the then-outstanding shares of Series C is required to affect certain defined events.

In November 2000, the Company issued 2,688,172 shares of Series B Preferred Stock for $1.116 per share, for net proceeds of $2,970,000. In January 2001, the Company issued 224,014 shares of Series B Preferred Stock for $1.116 per share, for net proceeds of $250,000. In January 2002, the Company issued 4,480,287 shares of Series B Preferred Stock for $1.116 per share, for net proceeds of $4,968,987. The differences between the carrying amounts of the Series B Preferred Stock and the redemption amounts relate to the costs of issuance, which is accreted from the issuance date to the redemption date of November 16, 2006. The Series B Preferred Stock is redeemable and convertible.

Dividends are cumulative and accrue on each outstanding share of Series B Preferred Stock at 8% per annum. Accrued and unpaid dividends for the years ended December 31, 2004 and 2003, totaled $795,609 and $733,179, respectively, and $2,469,391 on a cumulative basis since inception. The Series B Preferred Stock has a liquidation preference senior to the holders of the common stock.

The Company is obligated to redeem shares of Series B Preferred Stock beginning on March 12, 2010, based upon a request of at least 66 2/3% of the then-outstanding shares of Series C and Series B. Preferred stock voting as a single class. The redemption would take place in two equal installments over a one-year period. The redemption price, subject to equitable adjustments, shall be equal to $1.116 per share plus all accrued but unpaid dividends.

The holders of shares of Series B Preferred Stock have the right to convert such shares, at their option and at any time, into shares of common stock at the then-applicable conversion rate, as defined. The initial conversion rate is $1.116, which is adjusted for certain equity transactions, as defined. The Series B Preferred Stock will automatically convert into common stock at the then-applicable conversion rate upon a public offering of the Company’s common stock resulting in aggregate proceeds of at least $25.0 million and a price per share of at least $10.00. As of December 31, 2004, the Company had reserved 7,426,523 shares for the conversion of the Series B Preferred Stock.

The shares of the Series B Preferred Stock shall be voted equally with shares of common stock. The Series B Preferred stockholders are entitled to the number of votes that equals the number of shares of common stock into which such shares could be converted, as defined, as of the record or effective date. The affirmative vote or written consent of a majority of the then-outstanding shares of Series B is required to effect certain defined events.

8. Stockholders’ Deficit

Series A Preferred Stock

In January 2000, the Company issued 1,500,000 shares of Series A Preferred Stock in exchange for technology developed by Boston Biomedica, Inc., valued at $50,000. The technology was transferred at Boston Biomedica Inc.’s historical cost.

In conjunction with the Series C Preferred Stock Offering discussed above, the Company amended and restated its certificate of incorporation. This amendment included a mandatory conversion provision of the Series A Preferred Stock should the Series A Preferred Stockholder choose not to purchase its pro-rata share of a qualified financing. The Series C Stock Offering met the threshold of a qualified financing. The Series A Preferred Stockholder elected not to participate in this financing; therefore this stock was converted, on a one for one basis, to common stock.

Common Stock

Holders of common stock are entitled to one vote per share in all matters voted upon by the stockholders and have no right to cumulate votes in the election of directors.

Holders of common stock are entitled to receive ratably such dividends, when and if declared by the Board of Directors out of funds legally available therefore. Upon liquidation, dissolution or winding up the Company, the holders of common stock are entitled to receive ratably the net assets of the Company after payment of all debts and other liabilities and subject to the prior rights of any Preferred Stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights, and there are no sinking fund provisions applicable to the common stock.

In February 2003, the Company issued 80,000 shares of its common stock as an initial license payment in accordance with a license agreement executed with University of North Carolina at Chapel Hill.

Stock Options

In January 2000, the Company adopted the Panacos Pharmaceuticals, Inc. 2000 Equity Incentive Plan (the Plan) to provide for the granting of stock awards, such as stock options, restricted common stock, and stock appreciation rights to employees, directors, and other individuals as determined by the Board of Directors. The Company reserved 11,149,907 shares of common stock under the Plan. At December 31, 2004, there remain 5,830,156 options available for new grants under the Plan.

Stock options granted under the Plan may be either incentive stock options (ISOs) as defined by the Internal Revenue Code, or nonqualified stock options. The Board of Directors determines who will receive options, the vesting periods, which are generally two to four years, and the exercise prices. Options may have a maximum term of no more than ten years. The exercise price of ISOs granted under the Plan must be at least equal to the fair market value of the common stock on the date of grant.

Exercise prices for options outstanding at December 31, 2004 ranged from $0.03 to $0.38 per share. The weighted-average contractual life of the options granted was 8.96 years. The weighted-average grant date fair value of the options granted in 2004, 2003 and 2002 was $0.90, $0.06 and $0.06 respectively. Additional information with respect to stock option activity is summarized as follows:

	Shares	Weighted- Average Exercise Price
Outstanding at September 29, 1999 (inception)	—	$—
Options granted	599,904	.06
Options exercised	(108,963)	.03
Options canceled or expired	(27,536)	.04
Outstanding at December 31, 2001	463,405	.07
Exercisable at December 31, 2001	157,204	.03
Options granted	608,500	.11
Options exercised	(45,409)	.03
Options canceled or expired	(2,000)	.11
Outstanding at December 31, 2002	1,024,496	.09
Exercisable at December 31, 2002	222,255	.05
Options granted	18,000	.11
Options exercised	(80,027)	.06
Options canceled or expired	(3,750)	.11
Outstanding at December 31, 2003	958,719	.10
Exercisable at December 31, 2003	411,844	.08
Options granted	4,126,630	.17
Options exercised	(2,033)	.08
Options canceled or expired	—	—
Outstanding at December 31, 2004	5,083,316	.16
Exercisable at December 31, 2004	1,079,822	.13

The fair value of awards was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31
	2004	2003	2002
Dividend yield	0%	0%	0%
Expected volatility	55.5%	56.1%	60%
Weighted-average risk-free interest rate	3.63%	3.25%	4.36%
Expected term	5 years	5 years	5 years

In April, May, and December 2004 the Company granted options to employees and members of its board of directors exercisable into 4,082,130 shares of common stock. As the estimated fair value of the Company’s common stock was in excess of the stock option exercise price, the Company recorded deferred stock compensation within stockholders deficit of $2,388,574. This deferral will be amortized ratably to stock compensation expense over the estimated service period of the employees, which approximates four years. The Company recorded expense of $599,473 for the 12 months ending December 31, 2004, related to these grants.

In April 2004, the Company also granted options exercisable into 44,500 shares of common stock, to members of its scientific advisory board. These options vest over 4 years. Stock compensation expense related to these grants will fluctuate with any changes in the underlying value of the common stock. The Company recorded expense of $4,748 for the 12 months ending December 31, 2004, related to these grants.

During 2001, the Company granted options to nonemployees including members of its Scientific Advisory Board to purchase 25,000 shares of common stock at per share exercise prices of $0.11. There were no options granted to nonemployees during 2002. During 2003 the Company granted options nonemployees to purchase 3,000 shares of common stock at per share exercise price of $0.11. A portion of the options vest immediately, a portion vest over 12 months, and the remainder vest ratably over 48 months. Stock compensation expense related to these grants will fluctuate with any changes in the underlying value of the common stock.

9. Income Taxes

The benefit for income taxes consists of:

	Year ended December 31
	2004	2003	2002
Current	$—	$—	$—
Deferred	5,230,702	1,948,580	1,908,872
Valuation allowance	(5,230,702)	(1,948,580)	(1,908,872)
	$—	$—	$—

For the years ending December 31, 2004, 2003, and 2002, there is no current benefit for income taxes. The deferred tax benefit has been entirely offset by a valuation allowance as it is more likely than not that the Company will not realize the benefits due to its anticipated future losses.

The difference between the amounts of income tax benefit that would result from applying domestic federal statutory tax rates to the net loss relates to certain nondeductible expenses, state income taxes, and the change in the valuation allowance.

The Company’s deferred tax assets and liabilities were as follows:

	December 31
	2004	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$3,688,386	$2,038,825	$3,165,763
Capitalized research and development expenses	7,525,757	3,608,220	—
Research and development credits	789,081	370,241	244,851
Accrued employee benefits	21,396	19,209	13,586
Deferred tax liabilities:
Depreciation	(33,045)	(28,198)	(24,247)
Amortization of capitalized research and development expense	(1,412,340)	(659,764)	—

Net deferred tax asset	10,579,235	5,348,533	3,399,953

Valuation allowance	(10,579,235)	(5,348,533)	(3,399,953)

Net deferred tax assets	$—	$—	$—

The net operating loss carryforwards of approximately $9.2 million will begin to expire in the year 2019 if unused. The use of the Company’s net operating loss carryforwards may be restricted due to changes in Company ownership.

10. Research Agreements, Commitments and Contingencies

The Company has entered into various research support agreements, which will be paid out over the next year. Under these agreements, the Company is obligated to pay approximately $5.6 million.

The Company leases laboratory and office facilities and scientific equipment under operating and capital lease agreements. Rent expense for the years ended December 31, 2004, 2003 and 2002 was $319,774, $327,339 and $273,014, respectively, and $1,097,145 on a cumulative basis since inception. Future minimum payments under capital and noncancelable operating lease obligations at December 31, 2004, are as follows:

	Capital	Operating
2005	$8,313	$307,984
2006	5,458	317,170
2007	435	326,633
2008	—	336,378
2009	—	344,652
Thereafter	—	720,632

Total minimum lease payments	14,206	$2,353,449

Less: amount representing interest and discount	1,736

Present value of minimum lease payments	12,470
Less: current portion of capital lease obligation	7,326

Long-term portion	$5,144

Assets recorded under capital lease obligations approximated $119,800 as of December 31, 2004 and 2003. Depreciation of approximately $15,800 and $15,800 related to assets recorded under capital lease obligations is included in depreciation expense for the years ended December 31, 2004 and 2003, respectively, and $56,460 on a cumulative basis since inception.

The Company entered into an agreement with a Series B preferred stockholder that requires the Company to repurchase any and all of the stockholder’s 224,014 shares, should the Company relocate its principal place of business outside the state of Maryland prior to December 31, 2005, or if the Company or its executives are convicted of a felony. The repurchase price shall be equal to the greater of the fair market value of the shares as defined or 110% of the original purchase price ($1.116), plus all unpaid dividends.

11. Employee Benefit Plan

In 2001, the Company adopted a defined contribution 401(k) plan covering all full-time employees. Participants may elect to contribute up to 20% of their annual pretax earnings up to the federally allowed maximum limits. The Company does not currently offer a matching contribution.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION AS OF DECEMBER 31, 2004

The following unaudited pro forma condensed combined consolidated financial statements combine the historical consolidated balance sheets and statements of operations of VITEX and Panacos giving effect to both the merger using the purchase method of accounting and the new financing which closed in conjunction with the merger.

For accounting purposes, Panacos is considered to be acquiring VITEX in this transaction. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of VITEX, while the historical results of Panacos are reflected in the results of the combined company. The transaction will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined consolidated financial statements, is allocated to VITEX’s net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. A valuation was conducted to determine the fair values of these assets. This preliminary valuation and purchase price allocation is the basis of the estimates of fair value reflected in these unaudited pro forma condensed combined financial statements. The new financing was a necessary condition of the merger and closed simultaneously with the merger. Accordingly, the accounting effects of the financing are reflected in the unaudited pro forma condensed combined consolidated financial statements.

We are providing the following information to aid you in your analysis of the financial aspects of the merger and the new financing. We derived this information from the audited consolidated financial statements of VITEX for the fiscal year ended December 31, 2004 and from the audited financial statements of Panacos for the fiscal year ended December 31, 2004.

The unaudited pro forma condensed combined consolidated financial information is only a summary and you should read it in conjunction with VITEX’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, incorporated by reference in this registration statement and Panacos separate historical financial statements and notes thereto for the year ended December 31, 2004 included in this registration statement.

The unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2004 gives effect to VITEX’s merger with Panacos and the new financing as if the transaction had occurred on that date. The pro forma condensed combined consolidated balance sheet is based on the historical balance sheet of VITEX as of December 31, 2004 and the historical balance sheet of Panacos as of December 31, 2004. The unaudited pro forma condensed combined consolidated statements of operations for the fiscal year ended December 31, 2004 give effect to VITEX’s merger with Panacos as if it had occurred on January 1, 2004 (the first day of year 2004 for Panacos). The pro forma condensed combined consolidated statement of operations for the fiscal year ended December 31, 2004 is based on historical results of operations of VITEX and Panacos for the year ended December 31, 2004.

The unaudited pro forma condensed combined consolidated financial information is for illustrative purposes only and includes the pro forma effects of the 1-for-10 reverse stock split of our common stock made effective as of end of business March 14, 2005. The companies may have performed differently had they always been combined. You should not rely on the pro forma condensed combined consolidated financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

As of December 31, 2004 (In thousands)

	Historical Panacos	Historical VITEX	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$4,879	$2,962	$20,000	(5a)	$27,841
Restricted cash	—	250	—		250
Other receivables, net	280	151	—		431
Prepaid expenses and other current assets	62	799	—		861

Total current assets	5,221	4,162	20,000		29,383
Property and equipment, net	310	2,958	10,777	(5b)	14,045
Restricted cash	125	420	—		545
Intangible asset, net	—	—	6,500	(5c)	6,500
Goodwill	—	398	(398	)(5d)	—
Other assets, net	675	—	(615	)(5e)	60

Total assets	$6,331	$7,938	$36,264		$50,533
LIABILITIES, REDEEMABLE PREFERRED STOCK AND WARRANTS, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$2,614	$3,094	$1,550	(5f)	$8,193
			935	(5e)
Financed insurance costs	—	115	—		115
Current portion of capital lease obligation	7	—	—		7
Current portion of notes payable, net	122	—	—		122
Current portion of advances	—	1,172	—		1,172
Current portion of lease incentive liability	—	32	(32	)(5o)	—

Total current liabilities	2,743	4,413	2,453		9,609
Advances	—	207	—		207
Capital lease obligation, less current portion	5	—	—		5
Notes payable, less current portion, net	30	—	—		30
Long-term portion of lease incentive liability	—	313	(313	)(5o)	—
Deferred rent expense	81	645	(645	)(5o)	81

Total liabilities	2,859	5,578	1,495		9,932
Redeemable preferred stock and warrants:
Warrants to purchase redeemable convertible series B preferred stock	22	—	(22	)(5g)	—
Redeemable convertible Series B preferred stock	10,698	—	(10,698	)(5g)	—
Redeemable convertible Series C preferred stock	19,199	—	(19,199	)(5g)	—

Total redeemable preferred stock and warrants	29,919	—	(29,919)		—
Stockholders’ equity (deficit):
Common stock	21	588	3,210	(5h)	3,819
Additional paid in capital	421	174,900	(97,458	)(5i)	77,863
Deferred stock compensation	(1,790)	(37)	7	(5j)	(1,820)
Treasury stock	—	(3,743)	3,743	(5g)	—
Accumulated deficit	(25,099)	(169,348)	169,348	(5g)	(39,261)
			(14,162	)(5k)

Total stockholders’ equity (deficit)	(26,447)	2,360	64,688		40,601

Total liabilities, redeemable preferred stock and warrants, and stockholders’ equity (deficit)	$6,331	$7,938	$36,264		$50,533

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

Year Ended December 31, 2004

(In thousands, except for per share data)

	Historical Panacos	Historical VITEX	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Research funding	$1,337	$1,682	$—		$3,019
Costs and expenses:
Research and development costs	11,156	13,289	3,707	(5l,m,n)	28,152
General and administrative expenses	2,150	6,456	236	(5n)	8,842
Total costs and expenses	13,306	19,745	3,943		36,994
Loss from operations	(11,969)	(18,063)	(3,943)		(33,975)
Interest expense, net	(69)	(99)	—		(168)
Net loss	$(12,038)	$(18,162)	$(3,943)		$(34,143)
Basic and diluted net loss per share		$(3.46)			$(0.90)
Weighted average shares used in calculation of basic and diluted net loss per share		5,249	32,744	(6)	37,993

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

(1) Description of Transactions and Basis of Pro Forma Presentation

On June 2, 2004, Panacos and VITEX entered into a merger agreement, subsequently amended on November 5, November 28, December 8, and February 15, 2005, for a transaction to be accounted for as a purchase under accounting principles generally accepted in the United States of America. Under terms of the transaction, VITEX issued 227.5 million (22.7 million shares as adjusted for our recent reverse stock split) shares of its common stock for all of Panacos’ outstanding shares of preferred stock and common stock. For accounting purposes, the transaction is considered a “reverse merger” under which Panacos is considered to be acquiring VITEX. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of VITEX, while the historical results of Panacos are reflected in the results of the combined company. The 54.5 million (5.5 million as adjusted for our recent reverse stock split) shares of VITEX common stock outstanding, and the outstanding VITEX options and warrants, are considered as the basis for determining the consideration in the reverse merger transaction. Based on the outstanding shares of Panacos capital stock on March 10, 2005, each share of Panacos preferred stock and common stock will be exchanged for approximately 6.75275 (0.67528 as adjusted for our recent reverse stock split) shares of VITEX common stock.

In addition, each Panacos stock option and warrant that were outstanding on the closing date were converted to VITEX options and warrants by multiplying the Panacos options and warrants by the same ratio described above. The new exercise price was determined by multiplying the old exercise price by the same ratio. Each of these options and warrants are subject to the same terms and conditions that were in effect for the related Panacos options. Further, as a result of the merger, options to purchase an aggregate of 1.36 million shares of Panacos common stock that are held by officers and directors of Panacos immediately vested.

On December 9, 2004, VITEX entered into an agreement with investors for a $20.0 million financing which closed simultaneously with the merger of VITEX into Panacos. This financing was a necessary condition of the merger. Under the financing agreement, Vitex issued 100.0 million (10.0 million as adjusted for our recent reverse stock split) shares of its common stock, $0.01 par value per share and 45.0 million (4.5 million as adjusted for our recent reverse stock split) common stock warrants with a five-year term and an exercise price of $0.24 ($2.40 as adjusted for our recent reverse stock split) per share. The merger agreement and the financing agreement contained terms which made the closing of each transaction conditional on closing the other.

(2) Preliminary Merger Purchase Price

The unaudited pro forma condensed combined consolidated financial statements reflect the merger of Panacos with VITEX as a reverse merger wherein Panacos is deemed to be the acquiring entity from an accounting perspective. Under the purchase method of accounting, VITEX’s 54.5 million (5.5 million as adjusted for our recent reverse stock split) outstanding shares of common stock and its stock options and warrants were valued using the average closing price on Nasdaq of $0.58 ($5.80 as adjusted for our recent reverse stock split) per share for the two days prior to through the two days subsequent to the merger financing announcement date of December 10, 2004. The fair value of the VITEX outstanding stock options and warrants were determined using the Black-Scholes option pricing model with the following assumptions: stock price of $0.58 ($5.80 as adjusted for our recent reverse stock split), which is the value ascribed to the VITEX shares in determining the purchase price; volatility of 55%-74%; risk-free interest rate of 2.19%-3.54%; and an expected life of 0.2 years-4.0 years.

The estimated purchase price is summarized as follows (in thousands):

Fair value of VITEX outstanding common stock issued in exchange for all outstanding shares of Panacos	$31,583
Fair value of VITEX outstanding stock options issued in exchange for all outstanding stock options of Panacos	332
Fair value of VITEX outstanding warrants issued in exchange for all outstanding warrants of Panacos	954
Estimated merger costs	1,550
34,419
Less: Amount related to unvested stock options and restricted stock allocated to deferred compensation, based on implicit value of unvested VITEX stock options issued in the exchange for Panacos unvested outstanding stock options and restricted stock.	(29)

Total estimated purchase price	$34,390

(3) Preliminary Merger Purchase Price Allocation

Based upon the estimated purchase price, the preliminary purchase price allocation, which is subject to change based on VITEX’s final analysis, is as follows (in thousands):

Estimated fair value of in-process research and development costs	$14,162
Estimated fair value of intangible asset – workforce	6,500
Tangible assets acquired, including $2,962 in cash and cash equivalents	18,316
Liabilities assumed	(4,588)

Net assets acquired	$34,390

For accounting purposes, the transaction is being treated as an acquisition of assets and not a business combination because VITEX did not meet the definition of a business under EITF 98-3, Determination Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. The preliminary purchase price allocation was a two-step process in which management first determined the estimated fair value of the assets acquired and the liabilities assumed in the merger. The preliminary purchase price exceeded the estimated fair value of the net tangible and intangible assets acquired by approximately $27.0 million. In a business combination, this would result in the recognition of goodwill. However, because VITEX is not considered a “business” as defined by the applicable accounting rules, the remaining excess purchase price was allocated on a pro rata basis to the individual assets acquired, excluding financial and other current assets.

The initial estimated fair value and the recorded fair value of the net assets acquired is as follows:

	Initial Fair Value	Recorded Fair Value
Net liabilities assumed, excluding long-lived assets	$(6)	$(6)
Intangible asset – workforce	1,400	6,500
Property and equipment	2,958	13,734
In-process research and development costs	3,050	14,162
Excess purchase price	26,988	—

Net assets acquired	$34,390	$34,390

The final determination of the purchase price allocation will be based on the fair values of the assets, including the fair value of in-process research and development and other intangibles, and the fair value of liabilities assumed at the date of the closing of the merger. The purchase price will remain preliminary until the Company is able to finalize its valuation of significant intangible assets acquired, including in-process research and development, and adjust the fair value of the other assets and liabilities acquired. The final determination of the purchase price allocation will be completed as soon as practicable after the date of the closing of the merger. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the unaudited pro forma condensed combined consolidated balance sheet and related notes. The Company’s long-lived assets will be subject to a recoverability test under the applicable accounting rules, which could result in a significant write-down to fair value of the long-lived assets.

The amount allocated to in-process research and development represents an estimate of the fair value of a purchased in-process technology research project that, as of the closing date of the merger, will not have reached technological feasibility and have no alternative future use. Accordingly, the in-process research and development primarily represents the estimated fair value of INACTINE™, a VITEX system for pathogen inactivation of red blood cells. The initial value of the purchased in-process research and development from the merger was determined by estimating the projected net cash flows related to such products based upon management’s estimates of future revenues and operating profits to be earned upon commercialization of the products. These cash flows were discounted back to their net present value and were then adjusted by a probability of success factor. In-process research and development will be expensed immediately upon the consummation of the merger.

The estimated initial fair value attributed to workforce was determined based on the estimated cost to recruit, hire, and train the VITEX employees.

(4) Preliminary Accounting for New Financing

Based on the terms of the financing agreement, VITEX issued 100.0 million (10.0 million as adjusted for our recent reverse stock split) shares of its common stock, $0.01 par value per share and 45.0 million (4.5 million as adjusted for our recent reverse stock split) common stock warrants with a five-year term and an exercise price of $0.24 ($2.40 as adjusted for our recent reverse stock split) per share, in exchange for $20.0 million in funding with closing of the transaction to occur simultaneously with the merger. VITEX incurred investment banker fees and legal and other costs in connection with the transaction. The estimated effects of the new financing are as follows (in thousands):

Estimated gross proceeds	$20,000
Estimated transaction costs	(1,550)

Total estimated net proceeds	$18,450

(5) Pro Forma Adjustments

(a) To record $20.0 million in gross proceeds from the new financing (see Note 4).

(b) To record the $10.8 million fair value adjustment to VITEX property and equipment (see Note 3). The Company’s long-lived assets will be subject to a recoverability test under the applicable accounting rules, which could result in a significant write-down to fair value of the long-lived assets.

(c) To record identifiable intangible assets resulting from the merger (see Note 3).

(d) To record the write off of historical VITEX goodwill.

(e) To reflect $1.6 million of estimated Panacos merger costs net of $0.7 million incurred as of December 31, 2004 (see Note 2).

(f) To reflect $1.6 million in estimated transaction costs of the new financing (see Note 4).

(g) To eliminate VITEX’s treasury stock and accumulated deficit and to eliminate Panacos’ preferred stock and redeemable warrants.

(h) Pro forma adjustment is an aggregate of the following:

To record the 227.5 million (22.7 million as adjusted for our recent reverse stock split) shares of VITEX common stock issued upon the closing (see Note 1), $0.01 par value per share	$2,274
To record the 100.0 million (10.0 million as adjusted for our recent reverse stock split) shares of VITEX common stock issued under the new financing (see Note 4) $0.01 par value per share	1,000
To eliminate Panacos common stock, $0.01 par value per share	(21)
To eliminate VITEX treasury stock, $0.01 par value per share	(43)
$3,210

(i) Pro forma adjustment is an aggregate of the following:

To eliminate VITEX additional paid-in capital	$(174,900)
To record the fair value of the VITEX common stock, stock options, and warrants issued upon the closing of the merger (see Note 1), less par value of VITEX common stock outstanding	32,326
To record the exchange of Panacos preferred and common stock for Vitex common stock, less par value from the issuance of the 227.5 million (22.7 million as adjusted for our recent reverse stock split) shares upon closing.	27,666
To record the fair value of the VITEX common stock issued upon the closing of the financing (see Note 4), less par value from the issuance of the 100.0 (10.0 million as adjusted for our recent reverse stock split) million shares upon closing	17,450
$(97,458)

(j) To record the increase in deferred stock compensation related to unvested VITEX stock options and restricted stock as revalued in the merger (see Note 2).

(k) To reflect the $14.2 million estimated fair value of acquired in-process research and development technology (see Note 3).

(l) To record amortization of acquired identifiable intangible asset resulting from the merger, based on an estimated five-year life and using straight-line amortization. For the year ended December 31, 2004, amortization expense was $1.3 million (see Note 3).

(m) To record amortization of deferred stock compensation expense associated with VITEX stock options and restricted stock as revalued in the merger based upon the average remaining vesting period. For the year ended December 31, 2004, $29,000 was recorded to research and development costs.

(n) To record depreciation expense of excess purchase price allocation to property and equipment. For the year-ended December 31, 2004, additional depreciation expense charged to research and development and general and administrative expenses was $2.4 million and $0.2 million, respectively.

(o) To eliminate deferred rent and lease incentive liability related to acquired leases.

(6) Net Loss Per Common Share Data

Shares used to calculate unaudited pro forma combined net loss per basic and diluted share were computed by adding 227.5 million (22.7 million as adjusted for our recent reverse stock split) common shares issued as a result of the merger plus 100.0 million (10.0 million as adjusted for our recent reverse stock split) common shares issued under the financing. As the pro forma condensed combined consolidated statement of operations for all periods presented shows a net loss, weighted average basic and diluted shares are the same.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the Company’s estimates (other than the SEC registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

SEC registration fee	$5,283
Accounting fees and expenses	$12,500
Legal fees and expense	$25,000

TOTAL	$42,783

Item 15.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Article NINTH of the Company’s Restated Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, whether or not an individual continues to be a director at the time such liability is asserted, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derives an improper personal benefit.

Article TENTH of the Company’s Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer, or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in Article TENTH is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons. Article TENTH further permits the board of directors to authorize the grant of indemnification rights to other employees and agents of the Company and such rights may be equivalent to, or greater or less than, those set forth in Article TENTH.

Article V of the Company’s By-laws also provides that the Company shall, to the fullest extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises.

Pursuant to Section 145 of the General Corporation Law of the State of Delaware and the By-laws of the Company, the Company maintains directors’ and officers’ liability insurance for its executive officers and directors against certain liabilities they may incur in their capacity as such.

The Company has entered into agreements with all of its directors and executive officers affirming the Company’s obligation to indemnify them to the fullest extent permitted by law and providing various other protections.

Item 16.	Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
4.1	Specimen of Common Stock Certificate. Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.2	Form of Warrant dated December 5, 2003 issued to investors. Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3, as amended (Registration Statement No. 333-111186) and incorporated herein by reference.

4.3	Form of Warrant dated February 11, 2004 issued to investors (exercisable at $1.75 per share). Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3, as amended (Registration Statement No. 333-113182) and incorporated herein by reference.

4.4	Form of Warrant dated February 11, 2004 issued to investors (exercisable at $1.32 per share). Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-3, as amended (Registration Statement No. 333-113182) and incorporated herein by reference.

4.5	Form of Warrant issued to investors pursuant to the Securities Purchase Agreement, dated as of December 9, 2004, by and between the Company and the Purchasers named therein. Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

5	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C as to the legality of the shares being registered. Filed herewith.

10.1	Securities Purchase Agreement, dated as of December 9, 2004, by and between the Company and the Purchasers named therein Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

10.2	Registration Rights Agreement, dated as of December 9, 2004, by and between the Company and the Purchasers named therein. Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

23.1	Consent of KPMG LLP. Filed herewith.

23.2	Consent of Ernst & Young, LLP. Filed herewith.

23.3	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in opinion of counsel filed as Exhibit 5).

24	Power of Attorney (included on the signature page of this Registration Statement).

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Watertown, Commonwealth of Massachusetts, on April 1, 2005.

V. I. TECHNOLOGIES, INC.

By:	/s/ JOHN R. BARR
John R. Barr
President

The registrant and each person whose signature appears below constitutes and appoints John R. Barr and Samuel K. Ackerman and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SAMUEL K. ACKERMAN, M.D. Samuel K. Ackerman, M.D.	Chairman, Chief Executive Officer (Principal Executive Officer) and Director	April 1, 2005

/s/ JOHN R. BARR John R. Barr	President and Director (Acting Principal Financial Officer and Principal Accounting Officer)	April 1, 2005

/s/ Eric W. Linsley Eric W. Linsley	Director	April 1, 2005

/s/ Jeremy Hayward-Surry Jeremy Hayward-Surry	Director	April 1, 2005

/s/ Richard A. Charpie, Ph.D. Richard A. Charpie, Ph.D.	Director	April 1, 2005

/s/ Irwin Lerner Irwin Lerner	Director	April 1, 2005

/s/ Herbert H. Hooper, Ph.D. Herbert H. Hooper, Ph.D.	Director	April 1, 2005

/s/ Joseph M. Limber Joseph M. Limber	Director	April 1, 2005

/s/ John Fletcher John Fletcher	Director	April 1, 2005

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

4.1	Specimen of Common Stock Certificate. Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.2	Form of Warrant dated December 5, 2003 issued to investors. Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3, as amended (Registration Statement No. 333-111186) and incorporated herein by reference.

4.3	Form of Warrant dated February 11, 2004 issued to investors (exercisable at $1.75 per share). Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3, as amended (Registration Statement No. 333-113182) and incorporated herein by reference.

4.4	Form of Warrant dated February 11, 2004 issued to investors (exercisable at $1.32 per share). Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-3, as amended (Registration Statement No. 333-113182) and incorporated herein by reference.

4.5	Form of Warrant issued to investors pursuant to the Securities Purchase Agreement, dated as of December 9, 2004, by and between the Company and the Purchasers named therein. Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

5	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C as to the legality of the shares being registered. Filed herewith.

10.1	Securities Purchase Agreement, dated as of December 9, 2004, by and between the Company and the Purchasers named therein Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

10.2	Registration Rights Agreement, dated as of December 9, 2004, by and between the Company and the Purchasers named therein. Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

23.1	Consent of KPMG LLP. Filed herewith.

23.2	Consent of Ernst & Young, LLP. Filed herewith.

23.3	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in opinion of counsel filed as Exhibit 5).

24	Power of Attorney (included on the signature page of this Registration Statement).